UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 18, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 18, 2022 announcing Turkcell’s Second Quarter 2022 results and H1 2022 TFRS Report.

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2022 RESULTS

“GUIDANCE UPGRADE ON

ACCELERATING PERFORMANCE”

Second Quarter 2022 Results

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	4
COMMENTS BY CEO, MURAT ERKAN	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	8
OPERATIONAL REVIEW OF TURKCELL TURKEY	11

TURKCELL INTERNATIONAL
lifecell	13
BeST	14
Kuzey Kıbrıs Turkcell	14

TECHFIN
Paycell	15
Financell	15

TURKCELL GROUP SUBSCRIBERS	16

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	16

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	17

Appendix A – Tables	19

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	“Turkcell Turkey,” which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where the context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided, and figures in parentheses following the operational and financial results for June 30, 2022, refer to the same item as at June 30, 2021. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2022, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter and half year of 2021 and 2022 is based on Turkish Accounting Standards (TAS) / Turkish Financial Reporting Standards (TFRS) figures in TRY terms unless otherwise stated.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

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Second Quarter 2022 Results

NOTICE

We are publishing financial statements as of June 30, 2022 prepared in accordance with Turkish Accounting Standards/Turkish Financial Reporting Standards (“TAS”/”TFRS”) only. These standards are issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”) and are in full compliance with IAS/IFRS Standards. In an announcement published by the POA on January 20, 2022, it is stated that TAS 29 “Financial Reporting in Hyperinflationary Economies” does not apply to TFRS financial statements as of December 31, 2021. Since then and as of the preparation date of our latest consolidated financial statements, no new statement has been made by the POA about TAS 29 application. Consequently, no TAS 29 adjustment was made to our consolidated financial statements.

Financial statements prepared in accordance with IFRS should apply IAS 29 “Financial Reporting in Hyperinflationary Economies” as of June 30, 2022. In this context, financial statements prepared in accordance with IFRS and TFRS would have significant differences and would not be comparable as of June 30, 2022. We intend to publish IFRS financial statements, compliant with IAS 29 to the extent that it remains applicable, as of the year ending December 31, 2022.

Although we have not prepared a detailed comparison of differences between IFRS (unadjusted according to IAS 29) and TFRS, we have noted in our past financial statements that the most significant differences have appeared in the lines Other Operating Income/Expense, Finance Income/Expense, and Investment Activity Income/ Expense. In the past, revenue, net income and EBITDA have generally not differed. While no assurance can be given that this will be the case for Q2 2022, we are not at present aware of changes that would cause other significant differences, other than those resulting from the application of IAS 29.

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Second Quarter 2022 Results

FINANCIAL HIGHLIGHTS

TRY million	Q221	Q222	y/y%	H121	H122	y/y%
Revenue	8,548	12,477	46.0%	16,375	23,172	41.5%
EBITDA[1]	3,466	5,030	45.1%	6,772	9,332	37.8%
EBITDA Margin (%)	40.5%	40.3%	(0.2pp)	41.4%	40.3%	(1.1pp)
EBIT[2]	1,723	2,550	48.0%	3,374	4,767	41.3%
EBIT Margin (%)	20.2%	20.4%	0.2pp	20.6%	20.6%	-
Net Income	1,113	1,858	67.0%	2,217	2,661	20.0%

SECOND QUARTER HIGHLIGHTS

•	Strong financial performance maintained:

o	Group revenues up 46.0% mainly on the accelerated ARPU and strong subscriber net add performance of Turkcell Turkey, as well as the contribution of international operations and techfin business

o	EBITDA up 45.1% year-on-year leading to an EBITDA margin of 40.3%; EBIT up 48.0% year-on-year driving an EBIT margin of 20.4%

o	Net income up 67.0% year-on-year

o	Net leverage[3] level at 1.2x; short FX position of US$149 million

•	Robust operational momentum:

o	Turkcell Turkey subscriber base up by 579 thousand quarterly net additions; 1.2 million net additions in the first half of 2022

o	437 thousand quarterly mobile postpaid net additions; postpaid subscribers share at 67.0%

o	45 thousand quarterly prepaid subscriber net additions

o	38 thousand quarterly fixed subscriber net additions; 55 thousand quarterly fiber net additions

o	284 thousand new fiber homepasses in Q222

o	Robust mobile ARPU[4] growth of 32.9%; fixed residential fiber ARPU growth of 23.4%

o	Data usage of 4.5G users at 15.4 GB in Q222; smartphone penetration at 87%

o	Digital channels’ share[5] in sales at 22%

•	We revise our 2022 guidance[6]. Accordingly, we now target revenue growth above 40% and EBITDA of ~TRY20 billion. We maintain our operational capex over sales ratio[7] guidance at 20%-21%.

(1) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Starting from Q421, we have revised the definition of our net debt calculation to include “financial assets” reported under current and non-current assets. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(4) Excluding M2M

(5) Share of all sales from digital channels (including voice, data, services & smart devices) in Turkcell Turkey consumer sales (excluding fixed business) and equipment related revenues in other segment.

(6) Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(6) 2022 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(7) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at June 30, 2022 via our website in the investor relations section (www.turkcell.com.tr).

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Second Quarter 2022 Results

COMMENTS BY CEO, MURAT ERKAN

Accelerating growth thanks to subscriber base expansion and price adjustments

In the second quarter of the year, while inflation remained at the forefront of the global conjuncture, the tightening policies of the central banks and the increasing risk of recession stood out. Additionally, the markets closely followed the global effects of the Russia-Ukraine war, the grain crisis, and oil, energy and commodity prices. Reaching 80% level in Turkey, inflation triggered the second increase in the minimum wage in a year, whereby a rise in general personnel costs has been observed. Being directly related to foreign exchange rates, energy prices have also risen. Duly, companies have had to reflect the rise in their cost base to their prices.

On the other hand, although the COVID-19 cases, still on agenda, were low at the beginning of the quarter, they started to rise again with the new variants and increased mobility at the beginning of the summer. Nevertheless, we see that the mobility in the tourism sector in Turkey is quite strong compared to the pandemic period, in the absence of international travel restrictions.

It has been a tough and uncertain period in which challenging macroeconomic conditions shaped global and local markets, global trade slowed down and the Turkish Lira depreciated against foreign currencies. And yet we have managed our operations effectively and growth accelerated thanks to our diversified business strategy and proactive risk management. While our consolidated revenues increased by 46.0% year-on-year to TRY12.5 billion, EBITDA1 reached TRY5.0 billion with an increase of 45.1% thanks to timely price adjustments and focused cost management. In addition to operational profitability, with the contribution of our successful risk management, net profit increased by 67.0% year-on-year to TRY1.9 billion. Despite the depreciation in the exchange rate, thanks to the investments that we made at the right time and with the right plan, we managed to keep capital expenditures under control. The operational capex (excluding license fees) to sales ratio over the past 12 months was 18.6%.

Thanks to our customer-centricity, strong brand perception that surpasses our competitors, superior service quality and the value propositions that we offer, we have gained 579 thousand subscribers in this quarter, totaling to a net of 1.2 million in the first half of the year. With increasing mobility and tourist visits in the post-pandemic period, we have recorded 482 thousand net mobile additions, with 437 thousand being postpaid, whereby total mobile subscribers reached 36.6 million. While the decline in the MNP market also continued with the prevailing rationalization in the market, we managed to keep our subscriber churn rate at a healthy level of 1.8% on a monthly basis, thanks to the value propositions that we offer to meet our customers’ needs and our effective analytical approach. Thanks to our expanding postpaid subscriber base and sustained price adjustments, mobile blended ARPU (excluding M2M) continued to accelerate, increasing by 16.2% quarterly and 32.9% yearly.

Even though customer demand on the fixed side eased in the post-pandemic period, we continued to expand our real fiber product at full speed with a focus on superior customer experience and speed. Accordingly, we delivered our fiber service to 284 thousand new fiber homepasses in the second quarter of the year, and improving quarterly, had 55 thousand net fiber subscriber additions. The subscriber base of IPTV, which offers our customers great entertainment with its rich content, playing an active role in customer retention, reached 1.2 million with an increase of 60 thousand in this quarter. Again, in this period, while leading the sector by offering fiber internet packages with 1000 Mbps speed with an increasing focus, we have also taken a big step in the widespread use and experience of high-speed fiber internet.

We continue to grow with our strategic focus areas

The stand-alone revenues of our digital services, the first of the three main strategic focus areas, increased by 23% year-on-year in this quarter, and its stand-alone paid subscribers increased by 1.1 million to 4.5 million. BiP, which has 23.4 million users2, signed a new cooperation with Trendyol, Turkey’s leading e-commerce platform, in July. Accordingly, Trendyol started to communicate with its business partners through the Closed Group Communication Channels of BiP. TV+, which increased its OTT TV subscriber base by 24%, stood out from its competitors with its rich content and effective price positioning, while Lifebox, over which we provide cloud-based storage service, continued its strong performance and increased the stand-alone paid user base by 51% year-on-year. Our digital business services, developed by Turkish engineers, are also appreciated by our corporate customers. In July we launched the “İşte Suit” package, which includes Lifebox Business, BiP Meet and YaaniMail

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Second Quarter 2022 Results

services, for corporate users keen to keep their data in Turkey and in accordance with the personal data protection law.

The revenues of Turkcell Digital Business Services, which is the pioneer in digital transformation, increased by 85% year-on-year to TRY1.1 billion. While we signed 840 new projects this quarter, we have a TRY1.7 billion backlog, which will turn into revenue beyond the second quarter of 2022.

In order to meet the high demand for data center and cloud storage services, we increased the capacity of the Gebze data center and opened a new area of 1,000 square meters. Data center, cloud, cyber security and business applications verticals, which serve the digital transformation of our corporate customers, doubled their revenues in this quarter.

We diversify our portfolio by making new initiatives in techfin, which we serve with our Financell and Paycell brands, and we continue to provide innovative solutions with our technology that meet the needs of our customers. This quarter, by leveraging our experience in the insurance agency business, we established the Turkcell Digital Insurance company, where we aim to serve our customers with data-driven products and a focus on the digital experience. Moreover, we have applied to the regulator to incorporate a digital banking company, which will complement our existing services.

In the second quarter, financial payments platform Paycell’s revenues increased by 77.5% year-on-year to TRY199 million, where EBITDA rose 79.6% to TRY89 million. Paycell users2 reached 7 million as of the end of the quarter, and its transaction volume through all services nearly tripled year-on-year to TRY8 billion. The users2 of ‘Pay Later’, which allows customers to reflect their spending on their Turkcell invoices, increased by 1.2 million year-on-year to 4.5 million. We continued to see great traction of our virtual and Android POS products that are offered for the needs of SMEs, even exceeding our expectations. The transaction volume of total POS solutions reached TRY2.9 billion with a quarterly increase of 39% thanks to Android POS devices reaching almost 12 thousand and the use of virtual POS with the new cooperation with e-commerce companies. Paycell, strengthens its position in the market day-by-day by offering new services. Through the platform, Paycell enables customers to trade in precious metals such as gold, silver and platinum, and through cooperation arrangements, offers consumer loans with Financell and personal loans of up to TRY50 thousand from Fibabanka.

We clarify our sustainability goals

As Turkcell, we took important steps in environmental, social and governance issues in the first half of the year in line with our goal of creating sustainable value. Reducing our Company’s resource consumption and greenhouse gas emissions are our key environmental focus areas.

In this sense, we made our application to the Science Based Target Initiative (SBTi) by determining our Science Based Targets in order to undertake our role in complying with the terms of the Paris Agreement, which was also ratified by Turkey. In line with Science Based Targets; in Scope 1, we aim to reduce our fossil fuel consumption by 51.5% by 2030, while in Scope 2, we aim to provide 100% of our electricity consumption from renewable sources by 2030. And in Scope 3, we aim to reduce the emissions of products we buy and sell by 25% by 2030. With our ‘Recycle into Education’ project, we have collected 4 tons of e-waste since the beginning of the year and ensured the efficient use of resources by recycling. We have also made 55.72 GWh of savings with several energy-efficiency projects as of the first half of 2022.

On the social sustainability side, aside from our responsibility to the wider society, we are now in a period where we prioritize our employees. We launched the ‘T.Life’ application to support the employee experience with entertaining and comprehensive content. For every 30,000 steps they take with the ‘Step into the Future’, our employees donate a sapling to the Turkcell Forest, which we intend to plant on August 30, the national Victory Day. We are taking important steps to support women-led initiatives in order to empower women in business life and to increase the employment of ‘women engineers’ in Turkey. Accordingly, we supported 5 innovative ideas that emerged at the Women Developers of the Future Climathon in February. In addition, we are making progress in line with the targets we have set to increase the number of women employees and women managers in our Company.

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Second Quarter 2022 Results

On the governance side, we implemented the Board Diversity Policy in the first half of 2022. In addition, the sustainability transformation in the supply chain was initiated in the second half of the year, and our sustainability training was also assigned to Turkcell store employees and to our suppliers.

In March, we maintained our stance on sustainability issues by publishing our second integrated report, which we prepared in order to present the environmental, social and governance information requested by all of our stakeholders in a more holistic and transparent manner. Artificial intelligence was used in the preparation of the report, and the summary of the report was also voiced using artificial intelligence. As a result, we prepared the world’s first audio integrated annual report.

We are revising our guidance upwards

Considering our strong half-year performance and our expectations for the remainder of the year, we revise our full year guidance3 upwards. Accordingly, we expect our consolidated revenue growth to be above 40% and EBITDA of around TRY20 billion. In line with the previous quarter, we continue to expect an operational capex (excluding license fees) to sales ratio of 20-21%.

I extend my thanks to our entire team for its contribution to our successes, and to our Board of Directors for their support in realizing our strategy, which is the key to our achievements. We also express our gratitude to our customers and business partners for remaining with us on our journey.

(1) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) 3-month active

(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(3) 2022 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

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Second Quarter 2022 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Revenue	8,548.3	12,477.1	46.0%	16,374.8	23,172.1	41.5%
Cost of revenue[1]	(4,394.1)	(6,427.4)	46.3%	(8,307.1)	(11,920.9)	43.5%
Cost of revenue1/Revenue	(51.4%)	(51.5%)	(0.1pp)	(50.7%)	(51.4%)	(0.7pp)
Gross Margin[1]	48.6%	48.5%	(0.1pp)	49.3%	48.6%	(0.7pp)
Administrative expenses	(223.6)	(348.1)	55.7%	(423.0)	(651.8)	54.1%
Administrative expenses/Revenue	(2.6%)	(2.8%)	(0.2pp)	(2.6%)	(2.8%)	(0.2pp)
Selling and marketing expenses	(413.8)	(575.9)	39.2%	(772.0)	(1,116.6)	44.6%
Selling and marketing expenses/Revenue	(4.8%)	(4.6%)	0.2pp	(4.7%)	(4.8%)	(0.1pp)
Net impairment losses on financial and contract assets	(50.8)	(95.5)	88.0%	(100.4)	(150.6)	50.0%
EBITDA[2]	3,465.9	5,030.1	45.1%	6,772.4	9,332.1	37.8%
EBITDA Margin	40.5%	40.3%	(0.2pp)	41.4%	40.3%	(1.1pp)
Depreciation and amortization	(1,742.9)	(2,480.1)	42.3%	(3,398.8)	(4,564.7)	34.3%
EBIT[3]	1,723.0	2,550.0	48.0%	3,373.5	4,767.4	41.3%
EBIT Margin	20.2%	20.4%	0.2pp	20.6%	20.6%	-
Net finance income / (expense)	(1,936.8)	(3,376.7)	74.3%	(2,857.8)	(6,415.1)	124.5%
Finance income	(721.3)	776.7	n.m	651.8	848.9	30.2%
Finance expense	(1,215.5)	(4,153.4)	241.7%	(3,509.6)	(7,264.1)	107.0%
Other operating income / (expense)	1,115.0	1,863.1	67.1%	1,813.7	3,357.2	85.1%
Investment activity Income / (expense)	(35.8)	797.0	n.m	(32.7)	1,096.2	n.m
Non-controlling interests	0.0	0.0	-	0.0	0.0	-
Share of profit of equity accounted investees	10.9	(51.1)	(568.8%)	28.6	(74.5)	(360.5%)
Income tax expense	236.2	75.9	(67.9%)	(107.9)	(70.1)	(35.0%)
Net Income	1,112.5	1,858.2	67.0%	2,217.4	2,661.1	20.0%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose 46.0% year-on-year in Q222. Turkcell Turkey was the main driver of this performance with a solid ARPU growth positively impacted by price adjustments to reflect inflationary impacts and upsell efforts, and a growing customer base. Turkcell International and techfin business also supported topline growth.

Turkcell Turkey revenues, comprising 75% of Group revenues, rose 44.1% year-on-year to TRY9,377 million (TRY6,505 million).

-	Consumer segment revenues grew 39.0% year-on-year based on price adjustments to reflect inflationary impacts, upsell efforts, and a larger subscriber base.

-	Corporate segment revenues rose 49.9% year-on-year supported by the strong momentum of digital business services, which grew 84.7% year-on-year.

-	Standalone digital services revenues registered across consumer and corporate segments grew 22.6% year-on-year. Similar to Q122, the growth of digital services revenues was impacted negatively due to a regulatory decision that amended the usage conditions of our voicemail service, the revenues of which are reported under digital services, as of December 1st, 2021. Excluding this impact, growth would have been 45%.

-	Wholesale revenues grew 95.9% year-on year to TRY743 million (TRY379 million), positively impacted by currency movements, customers’ data capacity upgrades, and increased international carrier traffic.

Turkcell International revenues, comprising 12% of Group revenues, rose 76.1% to TRY1,480 million (TRY840 million) positively impacted by currency movements.

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Second Quarter 2022 Results

Techfin segment revenues, comprising 3% of Group revenues, increased 71.2% year-on-year to TRY414 million (TRY242 million). Paycell revenues grew 77.5%, while those of our financing business, Financell, rose 64.7% year-on-year. Please refer to the Techfin section for details.

Other subsidiaries’ revenues, at 10% of Group revenues, which include mainly non-group call center and energy business revenues, and consumer electronics sales revenues, rose 25.5% year-on-year to TRY1,206 million (TRY961 million). This was driven mainly by increased equipment revenues.

Cost of revenue (excluding depreciation and amortization) rose to 51.5% (51.4%) as a percentage of revenues in Q222. The decline in cost of goods sold (1.4pp) and interconnection expenses (0.9pp) was offset by the rise in radio expenses (1.8pp), impacted by rising energy prices and other cost items (0.6pp) as a percentage of revenues.

Administrative Expenses rose to 2.8% (2.6%) as a percentage of revenues in Q222.

Selling and Marketing Expenses declined to 4.6% (4.8%) as a percentage of revenues in Q222, mainly due to the decrease in marketing expenses (0.2pp) and selling expenses (0.2pp) despite the rise in other cost items (0.2pp) as a percentage of revenues.

Net impairment losses on financial and contract assets increased to 0.8% (0.6%) as a percentage of revenues in Q222.

EBITDA1 rose 45.1% year-on-year in Q222 leading to an EBITDA margin of 40.3% (40.5%).

-	Turkcell Turkey’s EBITDA grew 37.5% year-on-year to TRY3,944 million (TRY2,869 million) with an EBITDA margin of 42.1% (44.1%).

-	Turkcell International EBITDA rose 85.4% year-on-year to TRY750 million (TRY405 million) leading to an EBITDA margin of 50.7% (48.2%).

-	Techfin segment EBITDA increased 59.3% year-on-year to TRY216 million (TRY135 million) with an EBITDA margin of 52.1% (56.0%).

-	The EBITDA of other subsidiaries rose to TRY121 million (TRY57 million).

Depreciation and amortization expenses increased 42.3% year-on-year in Q222.

Net finance expense rose to TRY3,377 million (TRY1,937 million) in Q222 due mainly to higher FX losses registered in relation to bank loans and bonds, and borrowing costs despite the positive impact of the fair value gains on derivative instruments.

See Appendix A for details of net foreign exchange gain and loss.

Net other operating income rose to TRY1,863 million (TRY1,115 million) in Q222 due mainly to higher FX gains registered on foreign currency cash, as well as lower litigation and penalty expenses.

See Appendix A for details of net foreign exchange gain and loss.

Net investment activity income was TRY797 million in Q222 compared to a net investment activity expense of TRY36 million. This was driven mainly by the fair value gains registered on currency-protected time deposits.

Income tax expense: The current tax expense of TRY82 million was more than offset by TRY157 million deferred tax income reported in Q222.

Please note that in Q222, we made use of the right introduced by Law No. 7338, which allows the revaluation of properties and depreciable economic assets under certain conditions. This resulted in a positive impact on the deferred tax asset reported in Q222. Please refer to our consolidated financial statements and notes as at June 30, 2022 for details.

Net income of the Group rose 67.0% to TRY1,858 million (TRY1,113 million) in Q222, driven mainly by strong operational profitability, higher net operating and net investment activity income, and the positive impact of deferred tax income relating to the revaluation of assets despite a higher net finance expense registered.

(1) EBITDA is a non-GAAP financial measure. See page 17 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Second Quarter 2022 Results

Please note that in Q222, we reported TRY204 million impairment in relation to our assets, which are located in territories under control of Ukraine but not operating for more than 92 days, and also for assets located in territories invaded by Russia.

Total cash & debt: Consolidated cash as of June 30, 2022 increased to TRY21,972 million from TRY18,804 million as of March 31, 2022. Our cash position was positively impacted by the currency movements. Excluding FX swap transactions, 72% of our cash is in US$, 18% in EUR, and 9% in TRY.

Consolidated debt as of June 30, 2022 rose to TRY48,235 million from TRY40,855 million as of March 31, 2022, due mainly to the impact of currency movements and new borrowings. TRY3,197 million of our consolidated debt is comprised of lease obligations. Please note that 47% of our consolidated debt is in US$, 28% in EUR, 2% in CNY, 7% in UAH, and 16% in TRY.

Net debt1 as of June 30, 2022, was at TRY21,564 million with a net debt to EBITDA ratio of 1.2 times. Excluding finance company customer loans, our telco only net debt was at TRY19,068 million with a leverage of 1.1 times.

Turkcell Group had a short FX position of US$149 million as at the end of the second quarter (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of US$149 million is broadly in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY3,110.8 million in Q222. In Q222 and H122, operational capital expenditures (excluding license fees) at the Group level were at 16.4% and 16.8% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Half Year
	Q221	Q222	H121	H122
Operational Capex	2,097.6	2,047.7	3,565.5	3,894.0
License and Related Costs	-	-	-	-
Non-operational Capex (Including IFRS15 & IFRS16)	615.5	1,063.1	1,404.8	2,135.8
Total Capex	2,713.1	3,110.8	4,970.3	6,029.8

(1) Starting from Q421, we have revised the definition of our net debt calculation to include “financial assets” reported under current and non-current assets. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

10

Second Quarter 2022 Results

Summary of Operational Data	Q221	Q122	Q222	y/y %	q/q %
Number of subscribers (million)	38.1	40.0	40.6	6.6%	1.5%
Mobile Postpaid (million)	22.9	24.1	24.5	7.0%	1.7%
Mobile M2M (million)	3.0	3.5	3.6	20.0%	2.9%
Mobile Prepaid (million)	11.7	12.0	12.1	3.4%	0.8%
Fiber (thousand)	1,754.1	1,941.0	1,996.1	13.8%	2.8%
ADSL (thousand)	725.5	755.7	740.6	2.1%	(2.0%)
Superbox (thousand)[1]	625.7	612.4	640.3	2.3%	4.6%
Cable (thousand)	62.2	51.1	48.6	(21.9%)	(4.9%)
IPTV (thousand)	961.0	1,126.4	1,185.9	23.4%	5.3%
Churn (%)[2]
Mobile Churn (%)	1.7%	1.6%	1.8%	0.1pp	0.2pp
Fixed Churn (%)	1.3%	1.4%	1.4%	0.1pp	-
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	48.2	54.6	63.2	31.1%	15.8%
Mobile ARPU, blended (excluding M2M)	52.3	59.8	69.5	32.9%	16.2%
Postpaid	59.9	67.0	76.5	27.7%	14.2%
Postpaid (excluding M2M)	68.1	77.3	88.6	30.1%	14.6%
Prepaid	25.5	29.8	36.4	42.7%	22.1%
Fixed Residential ARPU, blended	76.4	88.9	93.8	22.8%	5.5%
Residential Fiber ARPU	76.6	89.9	94.5	23.4%	5.1%
Average mobile data usage per user (GB/user)	13.4	13.4	14.1	5.2%	5.2%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	564.8	531.1	560.3	(0.8%)	5.5%

(1) Superbox subscribers are included in mobile subscribers.

(2) Churn figures represent average monthly churn figures for the respective quarters.

In Q222, we sustained our robust operational performance on the back of our rich and differentiated value proposition offered to our customers and our customer-centric strategy. Turkcell Turkey’s subscriber base expanded by 579 thousand net quarterly additions, reaching 40.6 million. This strong performance led us to achieve a total of 1.2 million net additions in the first half of the year.

On the mobile front, our subscriber base reached 36.6 million on 482 thousand quarterly net additions in Q222, driven mainly by 437 thousand net quarterly additions to our postpaid subscriber base. Accordingly, our postpaid subscribers reached 67.0% (66.2%) of our mobile subscriber base as of the end of Q222. Meanwhile, our prepaid subscriber base increased by 45 thousand net additions in Q222.

On the fixed front, our fiber subscriber base continued to expand with 55 thousand quarterly net additions, on the back of rising demand for high-speed and quality broadband connection. Total fixed subscribers reached 2.8 million on 38 thousand quarterly net additions in Q222. Meanwhile, IPTV subscribers reached 1.2 million on 60 thousand quarterly net additions.

The average monthly mobile churn rate slightly increased to 1.8% in Q222 due mainly to the disconnections of tourist lines under our churn policy following the improvement in tourism activity last year. The average monthly fixed churn rate stood at 1.4%.

Our mobile ARPU (excluding M2M) rose 32.9% year-on-year in Q222, on the back of our successful upsell efforts, larger postpaid subscriber base, and price adjustments to reflect inflationary impacts.

Our residential fiber ARPU growth was 23.4% year-on-year in Q222, driven mainly by price adjustments to reflect inflationary impacts and increased IPTV penetration at 67% in Q222, as well as upsell efforts to higher tariffs.

11

Second Quarter 2022 Results

Average monthly mobile data usage per user rose 5.2% year-on-year to 14.1 GB in Q222. The average mobile data usage of 4.5G users reached 15.4 GB in Q222.

Total smartphone penetration on our network reached 87% in Q222 on a 2.5pp year-on-year increase. 93% of those smartphones are 4.5G compatible smartphones.

12

Second Quarter 2022 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Revenue (million UAH)	2,017.8	2,127.3	5.4%	3,917.1	4,434.1	13.2%
EBITDA (million UAH)	1,131.3	1,230.9	8.8%	2,208.1	2,523.3	14.3%
EBITDA margin (%)	56.1%	57.9%	1.8pp	56.4%	56.9%	0.5pp
Net income / (loss) (million UAH)	116.0	(27.4)	(123.6%)	199.2	181.9	(8.7%)
Capex (million UAH)	988.1	659.0	(33.3%)	1,560.6	1,370.6	(12.2%)
Revenue (million TRY)	615.6	1,134.9	84.4%	1,124.4	2,247.5	99.9%
EBITDA (million TRY)	345.3	656.5	90.1%	633.9	1,280.2	102.0%
EBITDA margin (%)	56.1%	57.9%	1.8pp	56.4%	57.0%	0.6pp
Net income / (loss) (million TRY)	35.4	(18.2)	(151.4%)	57.8	82.8	43.3%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues grew 5.4% year-on-year in local currency terms, driven mainly by the increase in international incoming and data revenues. lifecell registered an EBITDA margin of 57.9% on 1.8pp improvement year-on-year. This was due mainly to the cost control measures implemented by lifecell. Meanwhile, lifecell registered a net loss in Q222 due to impairment charges recognized on assets in territories under control of Ukraine but not operating for more than 92 days and those in territories invaded by Russia.

lifecell revenues in TRY terms rose 84.4% year-on-year in Q222, mainly with the positive impact of currency movements. lifecell’s EBITDA in TRY terms grew 90.1%, leading to an EBITDA margin of 57.9%.

lifecell Operational Data	Q221	Q122	Q222	y/y%	q/q%
Number of subscribers (million)[2]	9.5	10.2	10.2	7.4%	-
Active (3 months)[3]	8.4	8.9	8.4	-	(5.6%)
MOU (minutes) (12 months)	186.8	170.0	160.7	(14.0%)	(5.5%)
ARPU (Average Monthly Revenue per User), blended (UAH)	71.9	75.6	69.2	(3.8%)	(8.5%)
Active (3 months) (UAH)	81.9	84.3	82.8	1.1%	(1.8%)

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscribers declined to 8.4 million in Q222 as people fled abroad due to the ongoing war in the country. The situation also negatively impacted the consumption of subscribers leading to a limited 3-month active ARPU growth year-on-year and a decline on a quarter-on-quarter basis. Meanwhile, 3-month active 4.5G users rose 7% year-on-year in Q222 to 76% of total mobile data users. lifecell continued its leadership of the Ukrainian market in smartphone penetration, which reached 84.6% as at the end of Q222.

lifecell kept its focus on ensuring the safety of its employees and continued to provide critical telecom services in this environment. lifecell’s network has been largely operational. Around 9% of nearly 9 thousand sites are temporarily down on average. The national roaming among the three operators continues and helps continuity of communication in the country.

On a daily average around 82% of the stores were open nationwide as of the end of June. There has been no interruption to the ICT systems, such as billing and CRM.

The banking system in the country continues to operate and day-to-day operations, including payments and collections are exercised normally. lifecell’s cash position is conducive to sustain the operations.

13

Second Quarter 2022 Results

We closely monitor the developments in Ukraine. We oversee our action plans to ensure the safety of our employees and maintain our operations.

BeST[1]		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Number of subscribers (million)	1.4	1.5	7.1%	1.4	1.5	7.1%
Active (3 months)	1.0	1.1	10.0%	1.0	1.1	10.0%
Revenue (million BYN)	37.1	34.8	(6.2%)	75.0	69.1	(7.9%)
EBITDA (million BYN)	9.5	9.2	(3.2%)	18.6	19.9	7.0%
EBITDA margin (%)	25.5%	26.6%	1.1pp	24.8%	28.8%	4.0pp
Net loss (million BYN)	(7.8)	(8.0)	2.6%	(15.9)	(16.6)	4.4%
Capex (million BYN)	10.1	11.7	15.8%	28.1	33.2	18.1%
Revenue (million TRY)	121.9	204.9	68.1%	231.3	380.7	64.6%
EBITDA (million TRY)	31.2	54.7	75.3%	57.7	109.3	89.4%
EBITDA margin (%)	25.6%	26.7%	1.1pp	24.9%	28.7%	3.8pp
Net loss (million TRY)	(25.7)	(46.4)	80.5%	(49.0)	(90.1)	83.9%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues declined 6.2% year-on-year in local currency terms in Q222 due mainly to a contraction in handset sales despite the continued rise in data revenues. BeST registered an EBITDA margin of 26.6% on 1.1pp improvement driven mainly by the decline in lower margin handset sales. BeST’s revenues in TRY terms grew 68.1% year-on-year in Q222, while its EBITDA margin was at 26.7%.

BeST continued to expand its 4G network in Q222, reaching 3.8 thousand sites in 6 regions. BeST also continued to grow its rural coverage, expanding its LTE-800 sites to over 1.5 thousand. All these efforts helped BeST to lead the market in terms of 4G geographical coverage and increase the penetration of its 4G subscribers. Accordingly, the 4G users of BeST reached 75% of the 3-month active subscriber base, which continued to support mobile data consumption and digital services usage. In Q222, the average monthly data consumption of subscribers rose 21% year-over-year to 16.0GB.

The sanctions against Belarusian persons, entities and export controls on Belarus may affect the economic climate in Belarus and our access to imported equipment and software. These factors may impact the financial condition and operating performance of our operations in Belarus.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Number of subscribers (million)	0.5	0.6	20.0%	0.5	0.6	20.0%
Revenue	72.9	103.1	41.4%	134.8	199.9	48.3%
EBITDA	26.7	43.4	62.5%	51.2	81.7	59.6%
EBITDA margin (%)	36.6%	42.1%	5.5pp	38.0%	40.9%	2.9pp
Net income	12.2	21.1	73.0%	22.1	42.8	93.7%
Capex	12.7	30.1	137.0%	28.5	65.0	128.1%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew 41.4% year-on-year in Q222, mainly due to increased mobility leading to higher mobile voice and roaming revenues. Fixed broadband and handset sales revenues also contributed to growth. The EBITDA of Kuzey Kıbrıs Turkcell rose 62.5% year-on-year, leading to an EBITDA margin of 42.1% on the back of robust revenue growth.

14

Second Quarter 2022 Results

TECHFIN

Paycell Financial Data (million TRY)		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Revenue	112.0	198.8	77.5%	210.1	362.7	72.6%
EBITDA	49.6	89.1	79.6%	102.9	162.0	57.4%
EBITDA margin (%)	44.3%	44.8%	0.5pp	49.0%	44.7%	(4.3pp)
Net income	29.9	66.1	121.1%	70.1	115.2	64.3%

Paycell saw another quarter with strong growth performance, leveraging the demand for digital payments with a diverse product portfolio encompassing mobile payment services, Paycell Card, and payment facilitation solutions. Accordingly, the revenues of Paycell rose 77.5% year-on-year in Q222. Paycell’s EBITDA rose 79.6% year-on-year, leading to an EBITDA margin of 44.8% on 0.5pp improvement in Q222.

The Pay Later service transaction volume (non-group) more than doubled year-on-year to TRY878 million. This was driven by a 34% increase in the 3-month active users of the Pay Later service to 4.5 million and their increased usage. Meanwhile, the penetration of payment facilitation services continued to increase during the quarter. Accordingly, the transaction volume over physical and virtual POS services reached TRY2.9 billion in Q222, 39% higher when compared to the previous quarter. The Paycell Card transaction volume rose to TRY1.9 billion in Q222, to six-fold the transaction volume of Q221. Paycell started to act as a market-place for platinum trading in Q222 in addition to gold and silver. Paycell also started to offer consumer and personal loans to its customers over its marketplace. Overall, Paycell’s total transaction volume across all services tripled to TRY8 billion year-on-year, driven mainly by 26% year-on-year rise in Paycell’s total 3-month active users to 7.0 million and their increased usage.

Financell Financial Data (million TRY)		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Revenue	131.5	216.6	64.7%	261.5	411.6	57.4%
EBITDA	86.6	128.9	48.8%	171.9	239.0	39.0%
EBITDA margin (%)	65.9%	59.5%	(6.4pp)	65.7%	58.1%	(7.6pp)
Net income	68.3	78.8	15.4%	163.3	144.5	(11.5%)

Financell’s revenues rose 64.7% year-on-year in Q222, driven mainly by the expanding loan portfolio, as well as the higher average interest rate on the loan portfolio, compared to the same period of the last year. Financell reported 48.8% year-on-year EBITDA growth. Higher funding cost compared to Q221 was the main factor behind the year-on-year decline in EBITDA margin. Financell’s net income rose 15.4% year-on-year. Q221 net income was positively impacted by a TRY50 million dividend income.

Financell’s loan portfolio rose to TRY2.5 billion in Q222, from TRY1.8 billion in Q221, on the back of increased mobility and higher lending to the corporate segment. Moreover, Financell’s cost of risk has increased to 1.0% in Q222, driven mainly by a larger loan portfolio and lower receivable sales.

15

Second Quarter 2022 Results

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 52.8 million as of June 30, 2022. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q221	Q122	Q222	y/y%	q/q%
Turkcell Turkey subscribers (million)[1]	38.1	40.0	40.6	6.6%	1.5%
lifecell (Ukraine)	9.5	10.2	10.2	7.4%	-
BeST (Belarus)	1.4	1.5	1.5	7.1%	-
Kuzey Kıbrıs Turkcell	0.5	0.6	0.6	20.0%	-
Turkcell Group Subscribers (million)	49.6	52.3	52.8	6.5%	1.0%

(1) Subscribers to more than one service are counted separately for each service.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

			Quarter			Half Year
	Q221	Q122	Q222	y/y%	q/q%	H121	H122	y/y%
GDP Growth (Turkey)	21.9%	7.3%	n.a	n.a	n.a	14.4%	n.a	n.a
Consumer Price Index (Turkey)(yoy)	17.5%	61.1%	78.6%	61.1pp	17.5pp	17.5%	78.6%	61.1pp
US$ / TRY rate
Closing Rate	8.7052	14.6458	16.6690	91.5%	13.8%	8.7052	16.6690	91.5%
Average Rate	8.4135	13.8778	15.5996	85.4%	12.4%	7.9610	14.7387	85.1%
EUR / TRY rate
Closing Rate	10.3645	16.3086	17.5221	69.1%	7.4%	10.3645	17.5221	69.1%
Average Rate	10.1310	15.5203	16.7104	64.9%	7.7%	9.5996	16.1154	67.9%
US$ / UAH rate
Closing Rate	27.18	29.2549	29.2549	7.6%	-	27.18	29.2549	7.6%
Average Rate	27.59	28.7685	29.2549	6.0%	1.7%	27.83	29.0117	4.2%
US$ / BYN rate
Closing Rate	2.5312	2.9732	2.5235	(0.3%)	(15.1%)	2.5312	2.5235	(0.3%)
Average Rate	2.5574	2.7118	2.6634	4.1%	(1.8%)	2.5843	2.6876	4.0%

16

Second Quarter 2022 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under TFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with TFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with TFRS.

Turkcell Group (million TRY)		Quarter		Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Adjusted EBITDA	3,465.9	5,030.1	45.1%	6,772.4	9,332.1	37.8%
Depreciation and amortization	(1,742.9)	(2,480.1)	42.3%	(3,398.8)	(4,564.7)	34.3%
EBIT	1,723.0	2,550.0	48.0%	3,373.5	4,767.4	41.3%
Finance income	(721.3)	776.7	n.m	651.8	848.9	30.2%
Finance expense	(1,215.5)	(4,153.4)	241.7%	(3,509.6)	(7,264.1)	107.0%
Other operating income / (expense)	1,115.0	1,863.1	67.1%	1,813.7	3,357.2	85.1%
Investment activity Income / (expense)	(35.8)	797.0	n.m	(32.7)	1,096.2	n.m
Share of profit of equity accounted investees	10.9	(51.1)	(568.8%)	28.6	(74.5)	(360.5%)
Consolidated profit before income tax & minority interest	876.3	1,782.3	103.4%	2,325.4	2,731.2	17.5%
Income tax expense	236.2	75.9	(67.9%)	(107.9)	(70.1)	(35.0%)
Consolidated profit before minority interest	1,112.5	1,858.2	67.0%	2,217.5	2,661.1	20.0%

17

Second Quarter 2022 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2022. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2021 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY12.5 billion revenue in Q222 with total assets of TRY84.5 billion as of June 30, 2022. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

18

Second Quarter 2022 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Net FX loss before hedging	242.4	(1,651.2)	(781.2%)	(1,375.7)	(2,728.8)	98.4%
Swap interest income/(expense)	(109.4)	(49.4)	(54.8%)	(224.0)	(120.2)	(46.3%)
Fair value gain on derivative financial instruments	(651.3)	765.8	n.m	804.8	824.6	2.5%
Net FX gain / (loss) after hedging	(518.4)	(934.9)	80.3%	(794.9)	(2,024.4)	154.7%

Table: Income tax expense details

Million TRY		Quarter			Half Year
	Q221	Q222	y/y%	H121	H122	y/y%
Current tax expense	(224.1)	(81.5)	(63.6%)	(387.3)	(238.8)	(38.3%)
Deferred tax income / (expense)	460.4	157.4	(65.8%)	279.4	168.6	(39.7%)
Income Tax expense	236.2	75.9	(67.9%)	(107.9)	(70.1)	(35.0%)

19

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE SIX MONTH

INTERIM PERIOD

ENDED 30 JUNE 2022

(Convenience translation of a report and condensed consolidated financial statements originally issued in Turkish)

This report contains 48 pages.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATAMENTS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

CONTENT		PAGE
1	ORGANIZATION AND OPERATIONS OF THE GROUP	8
2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS	10
3	SEGMENTAL REPORTING	13
4	RELATED PARTIES	16
5	PROPERTY, PLANT AND EQUIPMENT	20
6	INTANGIBLE ASSETS	21
7	RIGHT OF USE ASSETS	22
8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES	23
9	COMMITMENTS	28
10	OTHER OPERATING INCOME / EXPENSES	29
11	INCOME / EXPENSES FROM INVESTING ACTIVITIES	30
12	FINANCIAL INCOME / EXPENSES	31
13	INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	31
14	TAXATION ON INCOME	32
15	REVENUE	33
16	DERIVATIVE INSTRUMENTS	35
17	BORROWINGS	39
18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS	42
19	FINANCIAL INVESTMENT	46
20	CASH AND CASH EQUIVALENT	48
21	EXPLANATIONS ON SEASONALITY	48
22	SUBSEQUENT EVENTS	48

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Reviewed	Audited

ASSETS	Note	30 June 2022	31 December 2021

Current Assets
Cash and cash equivalents	20	21,972,313	18,628,665
Financial assets		2,502,864	55,330
-Time deposits		—	4,164
-Financial assets at fair value through profit or loss	19	2,501,608	—
-Financial assets at fair value through other comprehensive income	19	1,256	51,166
Trade receivables		6,136,690	4,332,024
-Trade receivables due from related parties		194,561	175.170
-Trade receivables		5,942,129	4,156,854
Receivables from financial services		2,396,402	2,014,626
-Receivables from financial services		2,396,402	2,014,626
Other receivables		518,240	331,333
-Other receivables		518,240	331,333
Contract assets		1,338,351	1,180,236
-Contract assets from sale of goods and services contracts		1,338,351	1,180,236
Derivative instruments	16	2,457,877	2,131,070
Inventories		378,920	260,535
Prepaid expenses		502,193	271,595
-Prepaid expenses to related parties		31,390	6,965
-Prepaid expenses		470,803	264,630
Current tax assets		51,606	196,019
Other current asset		270,757	110,173
-Other current asset due from related parties		27	—
-Other current asset		270,730	110,173
TOTAL CURRENT ASSETS		38,526,213	29,511,606

Non-current Assets
Financial assets		2,195,553	1,376,645
-Financial assets at fair value through profit or loss	19	167,403	—
-Financial assets at fair value through other comprehensive income	19	2,028,150	1,376,645
Investments in equity accounted investees	13	993,313	678,584
Trade receivables		287,569	256,442
-Trade receivables		287,569	256,442
Receivables from financial services		206,500	137,559
-Receivables from financial services		206,500	137,559
Other receivables		267,648	162,980
-Other receivables		267,648	162,980
Contract assets		54,405	67,505
-Contract assets from sale of goods and services contracts		54,405	67,505
Investment property		21,518	16,588
Property, plant and equipment	5	19,394,577	18,002,779
-Plant, machinery and equipment		16,109,119	15,510,759
-Other tangible assets		3,285,458	2,492,020
Intangible assets	6	15,644,334	14,661,779
-Licenses		5,238,878	5,289,996
-Computer software		6,041,903	5,429,486
-Other intangible assets		4,315,132	3,893,876
-Goodwill		48,421	48,421
Right of use assets	7	3,210,904	2,983,648
Prepaid expense		1,718,694	1,009,586
-Prepaid expenses to related parties		329	347
-Prepaid expenses		1,718,365	1,009,239
Deferred tax assets		2,001,376	1,799,612
Other non current assets		22,546	17,330
TOTAL NON-CURRENT ASSETS		46,018,937	41,171,037
TOTAL ASSETS		84,545,150	70,682,643

The accompanying notes form an integral part of these condensed consolidated financial statements.

1

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Reviewed	Audited

LIABILITIES	Note	30 June 2022	31 December 2021

Current liabilities
Short-term borrowings	17	8,171,758	4,762,578
Short-term borrowings from related parties	4	2,916,269	907,138
-Bank loans		2,502,554	762,613
-Lease liabilities		211,991	42,587
-Issued debt instruments		201,724	101,938
Short-term borrowings		5,255,489	3,855,440
-Bank loans		4,116,432	3,004,972
-Lease liabilities		844,040	850,468
-Issued debt instruments		295,017	—
Short-term portion of long-term borrowings	17	5,052,514	4,085,835
-Bank loans		4,154,918	3,340,237
-Issued debt instruments		897,596	745,598
Trade payables		4,552,839	5,037,635
-Trade payables to related parties		59,399	61,110
-Trade payables		4,493,440	4,976,525
Payables related to employee benefits		175,032	140,630
Other payables		2,906,534	1,606,940
-Other payables to related parties		540,633	4,046
-Other payables		2,365,901	1,602,894
Contract liabilities		589,110	459,289
-Contract liabilities from sale of goods and services contracts		589,110	459,289
Derivative instruments	16	48,943	71,325
Deferred revenue		131,675	111,136
-Deferred revenue from related parties		16,739	18,102
-Deferred revenue		114,936	93,034
Current tax liability		156,485	241,686
Current provisions		388,950	573,662
-Current provisions related to employee benefits		362,061	506,641
-Other current provisions		26,889	67,021
Other short-term liabilities		934	630
TOTAL CURRENT LIABILITIES		22,174,774	17,091,346

Non-current liabilities
Long-term borrowings	17	35,010,363	27,929,720
Long-term borrowings from related parties	4	64,659	54,749
-Lease liabilities		64,659	54,749
Long-term borrowings		34,945,704	27,874,971
-Bank loans		17,731,892	13,356,013
-Lease liabilities		2,076,376	1,958,061
-Issued debt instruments		15,137,436	12,560,897
Trade payables		348	—
-Trade payables		348	—
Contract liabilities		201,510	170,445
-Contract liabilities from sale of goods and services contracts		201,510	170,445
Deferred revenue		3,655	5,838
-Deferred revenue from related parties		—	1,139
-Deferred revenue		3,655	4,699
Non-current provisions		1,477,360	1,230,410
-Non-current provisions related to employee benefits		751,170	614,613
-Other non-current provisions		726,190	615,797
Deferred tax liabilities		1,090,560	928,554
Other non-current liabilites		752,518	764,058
TOTAL NON-CURRENT LIABILITIES		38,536,314	31,029,025
TOTAL LIABILITIES		60,711,088	48,120,371

The accompanying notes form an integral part of these condensed consolidated financial statements.

2

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Reviewed	Audited
	30 June 2022	31 December 2021
Equity
Equity attributable to owners of the parent	23,834,029	22,562,025
Paid-in capital	2,200,000	2,200,000
Treasury shares	(118,399)	(128,057)
Share premiums	269	269
Additional paid-in capital	35,026	35,026
Other accumulated comprehensive (losses) not to be reclassified to profit or loss	(225,996)	(225,892)
- (Losses) on remeasurements of employee termination benefit	(225,996)	(225,892)
Other accumulated comprehensive (losses) to be reclassified to profit or loss	(1,306,610)	(1,165,727)
- Foreign currency translation reserve	2,494,132	2,036,379
- Hedging reserve	(1,902,756)	(1,595,923)
- Gains / (losses) on cash flow hedges	207,637	(9,746)
- Loss on hedges of net investment in foreign operations	(2,110,393)	(1,586,177)
- Changes in time value of options	(1,677,278)	(1,555,773)
- Losses on financial assets measured at fair value
through other comprehensive income	(220,708)	(50,410)
Legal reserves	3,798,204	3,612,388
Retained earnings	16,790,427	13,202,920
Profit for the period	2,661,108	5,031,098
Non-controlling interests	33	247
TOTAL EQUITY	23,834,062	22,562,272
TOTAL LIABILITIES AND EQUITY	84,545,150	70,682,643

The accompanying notes form an integral part of these condensed consolidated financial statements.

3

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Reviewed - Unreviewed
	Note	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021

Revenue	15	22,459,250	12,093,811	15,934,802	8,321,285
Revenue from financial services	15	712,822	383,245	439,992	226,997
TOTAL REVENUE		23,172,072	12,477,056	16,374,794	8,548,282

Cost of revenue (-)		(16,246,325)	(8,772,998)	(11,580,713)	(6,068,236)
Cost of revenue from financial services (-)		(239,228)	(134,513)	(125,230)	(68,774)
TOTAL COST OF REVENUE		(16,485,553)	(8,907,511)	(11,705,943)	(6,137,010)

Gross profit		6,212,925	3,320,813	4,354,089	2,253,049
Gross profit from financial services		473,594	248,732	314,762	158,223
TOTAL GROSS PROFIT		6,686,519	3,569,545	4,668,851	2,411,272

General administrative expenses (-)		(651,810)	(348,143)	(422,970)	(223,619)
Selling and marketing expenses (-)		(1,116,612)	(575,875)	(771,988)	(413,810)
Other operating income	10	3,547,729	1,933,710	2,196,614	1,441,838
Other operating expenses (-)	10	(190,496)	(70,613)	(382,895)	(326,842)
OPERATING PROFIT		8,275,330	4,508,624	5,287,612	2,888,839

Income from investment activities	11	1,096,224	797,041	37,527	(13,172)
Expenses from investment activities (-)	11	—	—	(70,251)	(22,656)
Impairment losses determined in accordance
with TFRS 9 (-)		(150,648)	(95,541)	(100,362)	(50,831)
Share of profit/(loss) of equity
accounted investees		(74,546)	(51,103)	28,645	10,906
PROFIT BEFORE FINANCIAL INCOME / (EXPENSES)		9,146,360	5,159,021	5,183,171	2,813,086

Financial income	12	848,936	776,675	651,803	(721,315)
Financial expenses (-)	12	(7,264,061)	(4,153,364)	(3,509,619)	(1,215,476)

PROFIT FROM CONTINUING OPERATIONS BEFORE TAX		2,731,235	1,782,332	2,325,355	876,295

Tax (expenses) / income from continuing operations		(70,143)	75,850	(107,900)	236,247
Current period tax expenses (-)		(238,759)	(81,507)	(387,313)	(224,135)
Deferred tax income		168,616	157,357	279,413	460,382

PROFIT FROM CONTINUING OPERATIONS		2,661,092	1,858,182	2,217,455	1,112,542

PROFIT FOR THE PERIOD		2,661,092	1,858,182	2,217,455	1,112,542

Profit for the period is attributable to:
Non-controlling interests		(16)	(32)	39	15
Owners of the Parent		2,661,108	1,858,214	2,217,416	1,112,527

Earnings per share (TL)		1.22	0.85	1.02	0.51

Earnings per share from continuing operations		1.22	0.85	1.02	0.51

The accompanying notes form an integral part of these condensed consolidated financial statements.

4

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Reviewed - Unreviewed
	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021

PROFIT FOR THE PERIOD	2,661,092	1,858,182	2,217,455	1,112,542

Other comprehensive income / (expenses)

Items that will be reclassified to profit or loss:
Foreing currency translation reserve differences	916,067	803,608	620,550	226,088
Gains / (loss) on financial assets measured at fair value
through other comprehensive income	(212,873)	(225,373)	270	2,433
Cash flow hedges - effective portion of changes
in fair value	359,879	119,062	933,137	255,160
Cash flow hedges - reclassified to profit or loss	(77,468)	(25,229)	(821,486)	(290,664)
Changes in time value of options (-)	(167,195)	(88,046)	(604,450)	(31,673)
Changes in time value of options reclassified to profit / loss	15,314	(22,354)	48,487	(4,551)
Loss on hedges of net investments in foreign operations (-)	(655,270)	(328,905)	(334,123)	(145,958)
Income tax relating to these items
- Income tax relating to foreign currency translation reserve differences	(458,314)	(498,084)	(180,993)	(81,229)
- Income tax relating to financial assets measured at fair value through other comprehensive income	42,575	45,075	(53)	(529)
- Income tax relating to other comprehensive income related to cash flow hedges	(65,028)	(20,085)	(22,329)	7,102
- Income tax relating to changes in time value of options	30,376	19,169	111,191	7,243
- Income tax relating to hedges of net investments in foreign operations	131,054	65,781	66,824	29,191
OTHER COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD	(140,883)	(155,381)	(182,975)	(27,387)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,520,209	1,702,801	2,034,480	1,085,155

Total comprehensive income for the period is attributable to:	2,520,209	1,702,801	2,034,480	1,085,155
Non-controlling interests	(16)	(32)	39	15
Owners of the Company	2,520,225	1,702,833	2,034,441	1,085,140

Total comprehensive income for the period attributable to owners of the Company arises from:	2,520,225	1,702,833	2,034,441	1,085,140
Continuing operations	2,520,225	1,702,833	2,034,441	1,085,140

The accompanying notes form an integral part of these condensed consolidated financial statements.

5

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

					Other accumulated comprehensive (losses) not to be reclassified to profit or loss	Other accumulated comprehensive (losses) to be reclassified to profit or loss						Retained earnings
	Pain-in capital	Treasury shares (-)	Share premium	Additional paid-in capital	(Losses) on remeasurements of employee termination benefit	Losses on financial assets measured at fair value through other comprehensive income	Loss on hedges of net investment in foreign operations	Gains / (losses) on cash flow hedges	Changes in time value of options	Foreign currency translation reserve	Legal reserves	Retained earnings	Profit for the period	Equity holders of the parent	Non-controlling interests	Total equity
Balances as at 1 January 2021	2,200,000	(147,914)	269	35,026	(94,684)	1,985	(339,478)	(151,045)	(607,714)	487,227	3,009,025	12,154,984	4,237,086	20,784,767	171	20,784,938
Transfers	—	—	—	—	—	—	—	—	—	—	389,015	3,848,071	(4,237,086)	—	—	—
Total comprehensive income/ (expenses)	—	—	—	—	—	217	(267,299)	89,322	(444,772)	439,557	—	—	2,217,416	2,034,441	39	2,034,480
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,217,416	2,217,416	39	2,217,455
Other comprehensive income /(expenses)	—	—	—	—	—	217	(267,299)	89,322	(444,772)	439,557	—	—	—	(182,975)	—	(182,975)
Dividend paid	—	19,857	—	—	—	—	—	—	—	—	—	(2,585,787)	—	(2,565,930)	—	(2,565,930)
Balances as at 30 June 2021	2,200,000	(128,057)	269	35,026	(94,684)	2,202	(606,777)	(61,723)	(1,052,486)	926,784	3,398,040	13,417,268	2,217,416	20,253,278	210	20,253,488
Balances as at 1 January 2022	2,200,000	(128,057)	269	35,026	(225,892)	(50,410)	(1,586,177)	(9,746)	(1,555,773)	2,036,379	3,612,388	13,202,920	5,031,098	22,562,025	247	22,562,272
Transfers	—	—	—	—	—	—	—	—	—	—	185,816	4,845,282	(5,031,098)	—	—	—
Total comprehensive income/ (expenses)	—	—	—	—	—	(170,298)	(524,216)	217,383	(121,505)	457,753	—	—	2,661,108	2,520,225	(16)	2,520,209
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,661,108	2,661,108	(16)	2,661,092
Other comprehensive income/(expenses)	—	—	—	—	—	(170,298)	(524,216)	217,383	(121,505)	457,753	—	—	—	(140,883)	—	(140,883)
Dividend paid	—	9,658	—	—	—	—	—	—	—	—	—	(1,257,775)	—	(1,248,117)	—	(1,248,117)
Acquisition of subsidiary (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Decrease due to other changes	—	—	—	—	(104)	—	—	—	—	—	—	—	—	(104)	(247)	(351)
Balances as at 30 June 2022	2,200,000	(118,399)	269	35,026	(225,996)	(220,708)	(2,110,393)	207,637	(1,677,278)	2,494,132	3,798,204	16,790,427	2,661,108	23,834,029	33	23,834,062

The accompanying notes form an integral part of these condensed consolidated financial statements.

6

Turkcell İletişim Hizmetleri A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Reviewed

	Note	30 June 2022	30 June 2021

A. CASH FLOWS FROM OPERATING ACTIVITIES		8,255,618	6,904,179
Profit for the period		2,661,092	2,217,455
Profit from the continuing operations		2,661,092	2,217,455
Adjustments to reconcile profit for the period to cash generated from operating activities:		10,941,336	6,615,664
Adjustments for depreciation and amortization expense	5-6-7	4,393,154	3,394,808
Adjustments for impairment loss	5-6	171,501	4,035
Adjustments for provisions		613,667	646,349
Adjustments for interest expense		741,390	233,340
Other adjustments related to reconciliation of profit / (loss)		(9,869)	(9,780)
Adjustments for fair value (gain) on derivative instruments		(420,501)	(777,875)
Adjustments for tax expense		70,143	107,900
Adjustments for gain on sale of property, plant, and equipment		(39,153)	(22,810)
Adjustments for fair value loss /(gain) on financial assets		(617,774)
Adjustments for share on profit of investments in equity accounted investees		74,546	(28,645)
Adjustments for unrealized foreign exchange losses		5,964,232	3,068,342

Changes in Working Capital:		(4,405,383)	(1,547,510)
Adjustments for (increase) in trade receivables		(1,893,651)	(799,152)
Adjustments for (increase) inventories		(118,385)	(202,692)
(Increase) / decrease in receivables from financial services		(464,075)	161,913
(Increase) / decrease in other assets		(164,675)	14,433
Adjustments for (increase) in other receivables		(165,481)	(101,159)
Adjustments for (increase) in contract assets		(146,430)	(33,506)
Adjustments for (decrease) in trade payables		(865,468)	(21,695)
(Decrease) in prepaid expense		(267,000)	(202,526)
Adjustments for increase in contract liabilities		160,886	69,112
Increase in deferred revenue		18,356	1,797
Adjustments for increase in other payables		85,879	63,417
(Decrease) in other liabilities		(585,339)	(497,452)
Cash generated by operating activities		9,197,045	7,285,609
Interest paid		(1,434,460)	(813,535)
Income tax paid		(179,547)	(296,172)
Interest received		672,580	728,277

B. CASH FLOWS FROM INVESTING ACTIVITIES		(8,410,315)	(3,970,856)
Cash outflows from purchases of property, plant and equipment	5	(2,680,340)	(2,463,999)
Cash outflows from purchases of intangible assets	6	(2,377,929)	(1,998,678)
Cash inflows from sale of property, plant and equipment and intangible assets		72,288	72,309
Cash outflows from acquisition or contribution of share capital in joint ventures / associates		(389,275)	(105,758)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		62,419	399,619
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(2,429,549)	(218,743)
Other cash outflows		4,892	(105,742)
Change in other cash advances given		(672,821)	450,136

C. CASH FLOWS FROM FINANCING ACTIVITIES		3,448,793	(2,474,976)
Proceeds from borrowings		16,451,067	3,519,368
Proceeds from issues of bonds		789,376	92,157
Repayments of borrowings		(11,943,576)	(4,361,236)
Dividend payment		—	(855,310)
Repayments of bonds		(927,495)	(50,000)
Payments of lease liabilities		(1,050,792)	(697,564)
Cash inflows from derivative instruments		1,219,147	605,790
Cash ouflows from derivative instruments		(1,088,934)	(698,134)
Other cash outflows		—	(30,047)

CHANGE IN CASH AND CASH EQUIVALENTS BEFORE
FOREIGN CURRENCY TRANSLATION RESERVE EFFECT (A+B+C)		3,294,096	458,347

D. FOREIGN CURRENCY TRANSLATION RESERVE EFFECT ON CASH AND CASH EQUIVALENTS		20,725	114,254

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		3,314,821	572,601

E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20	18,619,881	11,860,555

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (A+B+C+D+E)	20	21,934,702	12,433,156

The accompanying notes form an integral part of these condensed consolidated financial statements.

7

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE GROUP

Turkcell İletişim Hizmetleri Anonim Şirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydınevler Mahallesi İnönü Caddesi No: 20, Küçükyalı Ofispark/İstanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states. The main areas of activity of Turkcell are business and services predicted in tender for GSM (“Global System for Mobile Communications”) Pan Europe Telecommunication System signed with Turkish Repuclic Ministry of Transportation and Infrastructure (“Ministry”) and also telephone, telecommunication and similar services, activities within the scope of authorization regarding IMT services and infrastructures without breaking the law of Post and Telegraph Organization (“PTO”).

As of 30 June 2022, the capital shares and voting rights of TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are respectively 26.2% and 19.8%. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%. The Group’s immediate and ultimate parents are TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and Türkiye Varlik Fonu (“TVF”) as of 30 June 2022, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

As of 30 June 2022, Turkcells’ shares (Company) have been quoted on the Borsa Istanbul (“BIST”) and New York (“New York Stock Exchange” - “NYSE”).

The condensed consolidated financial statements for the six months interim period ended 30 June 2022 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate and a joint venture have been approved for issue by the Board of Directors  on 18 August 2022

As of 30 June 2022, The Company’s subsidiaries, associates and joint ventures are as follows:

Subsidiaries	Country	Nature of Business
Turktell Bilişim Servisleri A.Ş. (“Turktell”)	Turkey	Information technology, value added GSM services and entertainment investments
Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”)	Turkey	Telecommunications
Turkcell Satış ve Dijital İş Servisleri Hizmetleri A.Ş. (“Turkcell Satış”)	Turkey	Sales, delivery and digital sales services
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)	Turkey	Research and development
Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”)	Turkey	Property investments
Turkcell Dijital İş Servisleri A.Ş (“Turkcell Dijital”)	Turkey	Digitalization services and products
Turkcell Dijital Eğitim Teknolojileri A.Ş (“Dijital Eğitim”) (*)	Turkey	Education technologies
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware Teknoloji”)	Turkey	Develop software products and services, training software developers
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”)	Turkey	Electricity energy trade and wholesale and retail electricity sales
Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”)	Turkey	Renewable energy production
Turkcell Finansman A.Ş. (“Turkcell Finansman”)	Turkey	Consumer financing services
Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”)	Turkey	Insurance agency activities
Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”) (**)	Turkey	Digital agency activities
8

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (continued)

Subsidiaries (continued)	Country	Nature of Business
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”)	Turkey	Payment services and e-money
Lifecell Dijital Servisler ve Çözümler A.Ş (“Lifecell Dijital Servisler”)	Turkey	Development and providing of digital services and products
Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”)	Turkey	Cloud solutions services and other services
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”)	Turkey	Online radio, television and on-demand streaming services
Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”)	Turkey	Radio, television and on-demand streaming services
Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”)	Turkey	Telecommunications infrastructure business
LLC UkrTower (“UkrTower”)	Ukraine	Telecommunications infrastructure business
Beltower LLC (“Beltower”)	Republic of Belarus	Telecommunications infrastructure business
East Asian Consortium B.V. (“Eastasia”)	Netherlands	Telecommunications investments
Kıbrıs Mobile Telekomünikasyon Limited Şirketi (“Kıbrıs Telekom”)	Turkish Republic of Northern Cyprus	Telecommunications
Lifecell Digital Limited Şirketi (“Lifecell Dijital”)	Turkish Republic of Northern Cyprus	Telecommunications
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”)	Turkey	Customer relations and human resources management
LLC Global Bilgi (“Global Ukrayna”)	Ukraine	Customer relations management
Rehberlik Hizmetleri A.Ş. (“Rehberlik Hizmetleri”)	Turkey	Directory assistance
Lifecell Ventures Coöperatief U.A. (“Lifecell Ventures”)	Netherland	Telecommunications investments
LLC lifecell (“lifecell”)	Ukraine	Telecommunications
Paycell Limited Liability Company (“Paycell LLC”)	Ukraine	Consumer financing services, payment services, e-money
Turkcell Europe GmbH (“Turkcell Europe”)	Germany	Telecommunications
Yaani Digital BV (“Yaani”)	Netherland	Internet search engine and browser services
BiP Digital Communication Technologies B.V (“BiP B.V.”)	Netherland	Providing digital services and products
BiP İletişim Teknolojileri ve Dijital Servisler A.Ş. (“BiP A.Ş.”)	Turkey	Providing digital services and products
Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”)	Turkey	Telecommunications investments
CJSC Belarusian Telecommunications Network (“BeST”)	Republic of Belarus	Telecommunications
Lifetech LLC (“Lifetech”)	Republic of Belarus	Information technology, programming and technical support
Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”)(***)	Turkey	Venture capital investment fund

(*) Dijital Eğitim has been incorparated respectivelty with the shareholding percentage 51% and 49% by Turkcell Dijital which is fully owned by the Group and Şahinkaya Özel Eğitim Kurumları A.Ş. to offer education and communication solutions compatible with new generation Technologies. Initial capital is TL 100 and registration and announcement of the respective Company was completed on 11 March 2022.

(**) Turkcell Dijital Sigorta, in which fully owned by Turkcell Finansman was established to offer insurance activitites based on digital and innovative technologies and registration and announcement of the respective Company was completed on 21 June 2022.

(***) In accordance with business model of the Group, Turkcell GSYF has been established by on 28 March 2022 by RE-PIE Portföy Yönetimi A.Ş.(“RE-PIE) to invest in initiatives that create synergies with the Group’s strategic focus areas and also Turkcell contributes. Turkcell GSYF has been included to the condensed consolidated financial statements as of 30 June 2022 in accordance with the “TFRS 10 Consolidated Financial Statements”.

9

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (continued)

Associates	Country	Nature of Business
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”)	Turkey	Electric passenger car development, production and trading activities

Joint Venture	Country	Nature of Business
Sofra Kurumsal ve Ödüllendirme Hizmetleri A. Ş. (“Sofra”)	Turkey	Meal coupons and cards
2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS
2.1	Basis of presentation

The Group prepared its interim condensed financial statements as at and for the six month interim period ended 30 June 2022 in accordance with Turkish Accounting Standards No:34 Interim Financial Reporting (“TAS 34”).The Group’s interim condensed consolidated financial statement does not include all disclosures and notes that should be included at year-end financial statements. Therefore, the interim condensed consolidated financial statements should be examined together with the 31 December 2021 year-end financial statements.

The accompanying consolidated financial statements are prepared in accordance with Communiqué Serial II, No: 14,1, “Principles of Financial Reporting in Capital Markets” (“the Communiqué”) published in the Official Gazette numbered 28676 on 13 September 2013. According to Article 5 of the Communiqué, interim condensed consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by Public Oversight Accounting and Auditing Standards Authority (“POA”), its addendum and interpretations. The Group’s interim condensed consolidated financial statements are presented in accordance with announcement regarding “Formats of Financial Statements and its Notes” by POA on 7 June 2013. The Group has made required adjustments and classifications in accordance with “the illustrative Financial Statements and User Guide” and “2019 TFRS Taxonomy” published by POA on 15 April 2019.

a)	Correction of financial statements during the hyperinflationary periods

POA made an announcement on 20 January 2022 whether entities applying Turkish Financial Reporting Standards (“TFRS”) will apply TAS 29 Financial Reporting in Hyperinflationary Economies (“TAS 29”) in the 2021 financial reporting period. According to this announcement, it is stated that entities applying TFRS do not need to make any adjustments within the scope of TAS 29 in their financial statements for year ended 2021. As of the reporting date, there is no updated announcement has been made by the POA regarding the scope and application of TAS 29. In this context, no inflation adjustment was made according to TAS 29 in the condensed consolidated financial statements as of 30 June 2022.

2.2	Change in accounting policies

Material changes in accounting policies and material errors are applied, retrospectively by restating the prior period consolidated financial statements. There is no change in judgments and critical accounting estimates compared to prior year used in interim condensed consolidated financial statements as 30 June 2022.

10

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.3      New standards and interpretations

a)	Standards, amendments and interpretations that are issued but not effective as of 30 June 2022:
-	A number of narrow-scope amendments to TFRS 3, TAS 16, TAS 37 and some annual improvements on TFRS 1, TFRS 9, TAS 41 and TFRS 16; effective from annual periods beginning on or after 1 January 2022.

o	Amendments to TFRS 3, ‘Business combinations’ update a reference in TFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

o	Amendments to TAS 16, ‘Property, plant and equipment’ prohibit a Company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the Company is preparing the asset for its intended use. Instead, a Company will recognise such sales proceeds and related cost in profit or loss.

o	Amendments to TAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a Company includes when assessing whether a contract will be loss-making.

Annual improvements make minor amendments to TFRS 1, ‘First-time Adoption of TFRS’, TFRS 9, ‘Financial Instruments’, TAS 41, ‘Agriculture’ and the Illustrative Examples accompanying TFRS 16, ‘Leases’.

●	Amendments to TAS 1, Presentation of financial statements’ on classification of liabilities; effective date deferred until accounting periods starting not earlier than 1 January 2024. These narrow-scope amendments to TAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what TAS 1 means when it refers to the ‘settlement’ of a liability.

●	Narrow scope amendments to TAS 1, Practice statement 2 and TAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

●	Amendment to TAS 12 – Deferred tax related to assets and liabilities arising from a single transaction; from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

●	TFRS 17, ‘Insurance Contracts’, as amended in December 2021; effective from annual periods beginning on or after 1 January 2023. This standard replaces TFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. TFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.
11

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)
2.3	New standards and interpretations (continued)
b)	Current and also previous standards, amendments, and interpretations applicable and as of 30 June 2022
●	Amendments to TFRS 7, TFRS 4 and TFRS 16 Interest Rate Benchmark Reform Phase 2 (effective 1 January 2021); The Phase 2 amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The Phase 2 amendments provide additional temporary reliefs from applying specific TAS 39 and TFRS 9 hedge accounting requirements to hedging relationships directly affected by IBOR reform.

●	Amendments to TFRS 4 Insurance Contracts – deferral of TFRS 9 (effective 1 January 2021); These amendments defer the date of application of TFRS 17 by two years to 1 January 2023 and change the fixed date of the temporary exemption in TFRS 4 from applying TFRS 9, Financial instrument until 1 January 2023.

●	Amendment to TFRS 16, ‘Leases’ – Covid-19 related rent concessions Extension of the practical expedient (effective 1 April 2021); As a result of the coronavirus (COVID-19) pandemic, rent concessions have been granted to lessees. In May 2020, the TASB published an amendment to TFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. On 31 March 2021, the TASB published an additional amendment to extend the date of the practical expedient from 30 June 2021 to 30 June 2022. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.
2.4	Significant events during the period
a)	Developments regarding the operations in Ukraine

The company’s subsidiaries Lifecell, UkrTower, Global LLC and Paycell LLC provide telecommunications services, telecommunications infrastructure management, customer relationship management and mobile payment services in Ukraine, respectively. Our Ukraine operations constitute approximately 10% of our net sales and 16% of our fixed assets for the period ending on 30 June 2022. With the start of the Russia-Ukraine war on 24 February 2022, uncertainties regarding the Group’s activities in Ukraine emerged. The impact of this situation on our operations is closely monitored, and our corporate action plans regarding the continuation of operations and the safety and health of our employees are updated instantly according to developments. As of the end of June, 82% of the daily average stores across the country are open. The telecommunications equipment available in the territory currently occupied by Russia and the revenue generated in this territory is not significant compared to our total assets and the total revenue we generate. Liquidity is mostly held in creditor banks, and the cash position is suitable for the continuation of operations. The occupation is not expected to have any impact on the continuity of the Group. As of 30 June 2022, the network and other equipment in the regions under Russian control where active military operations continues and in Ukraine-controlled areas that have not been operating for more than 92 days, have been impaired. As of 30 June 2022, the amount of impairment recognized in the condensed consolidated financial statements is TL 203,794. A general impairment assessment has been made and it has been concluded that there is no need for an impairment test.

12

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)
2.4	Significant events during the period (continued)
b)	Financial investments

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with TFRS 9. An example of an investment-linked insurance fund is a fund held by an entity as the underlying items for a Group of insurance contracts with direct participation features. For the purposes of this election, insurance contracts include investment contracts with discretionary participation features. An entity shall make this election separately for each associate or joint venture, at initial recognition of the associate or joint venture. If the entity makes that election, the entity shall apply the equity method to any remaining portion of its investment in an associate that is not held through a venture capital organisation, or a mutual fund, unit trust and similar entities including investment-linked insurance funds (Note 19).

2.5	Comparative information and adjustment effect on previous financial statement

Consolidated financial statements of the Group have been prepared comparatively with the prior period in order to give information about financial position and performance. In order to maintain consistency with current year consolidated financial statement, comparative information is reclassed and significant changes are disclosed if necessary.

Amounting to TL 30,075 presented under “Short term trade receivables” in the consolidated financial statements for the year ended 31 December 2021 is reclassified to “Short term trade receivables due from related parties” in the current year.

This reclassification has no impact on consolidated profit or loss and cash flow.

3	SEGMENTAL REPORTING

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis’s digital business services, Turkcell Dijital, Dijital Egitim, Group call center operations of Turkcell Global Bilgi, Turktell, Atmosware Teknoloji, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Muzik, BiP A.S..

Turkcell International reportable segment includes the operations of lifecell, BeST, Kibris Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global Ukrayna, Turkcell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V.

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Ödeme, Turkcell Sigorta, Turkcell Dijital Sigorta and Paycell LLC.

Other reportable segment mainly comprises non-Group call center operations of Turkcell Global Bilgi, Turkcell Satis’s other operations, Turkcell Enerji and Boyut Enerji’s operations

13

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3	SEGMENTAL REPORTING (continued)

The Board primarily uses Adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by TFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the period is included in the accompanying notes.

14

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3	SEGMENTAL REPORTING (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Total segment revenue	17,326,607	12,483,901	2,906,356	1,548,356	766,810	464,386	3,190,898	2,303,684	(1,018,599)	(425,533)	23,172,072	16,374,794
Inter-segment revenue	(109,561)	(82,286)	(67,403)	(43,094)	(53,988)	(24,394)	(787,647)	(275,759)	1,018,599	425,533	—	—
Revenue from external customers	17,217,046	12,401,615	2,838,953	1,505,262	712,822	439,992	2,403,251	2,027,925	—	—	23,172,072	16,374,794
EBITDA	7,229,447	5,599,910	1,464,032	749,044	397,341	273,233	258,662	178,533	(17,378)	(28,346)	9,332,104	6,772,374

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Total segment revenue	9,376,920	6,505,265	1,479,734	840,159	413,960	241,817	1,791,332	1,178,434	(584,890)	(217,393)	12,477,056	8,548,282
Inter-segment revenue	(66,045)	(36,761)	(34,151)	(23,717)	(30,715)	(14,820)	(453,979)	(142,095)	584,890	217,393	—	—
Revenue from external customers	9,310,875	6,468,504	1,445,583	816,442	383,245	226,997	1,337,353	1,036,339	—	—	12,477,056	8,548,282
EBITDA	3,943,851	2,868,715	749,949	404,544	215,582	135,304	132,985	67,457	(12,250)	(10,119)	5,030,117	3,465,901

15

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3	SEGMENTAL REPORTING (continued)

Reconcilation regarding to Profit for the period and EBITDA

	Six months ended 30 June	Three months ended 30 June	Six months ended 30 June	Three months ended 30 June
	2022	2022	2021	2021

PROFIT FOR THE PERIOD	2,661,092	1,858,182	2,217,455	1,112,542

Add(Less):

Tax (expenses)/ income	70,143	(75,850)	107,900	(236,247)
Other operating income	(3,547,729)	(1,933,710)	(2,196,614)	(1,441,838)
Other operating expenses (-)	190,496	70,613	382,895	326,842
Investment activity income	(1,096,224)	(797,041)	(37,527)	13,172
Investment activity expenses (-)	—	—	70,251	22,656
Financial income	(848,936)	(776,675)	(651,803)	721,315
Financial expenses (-)	7,264,061	4,153,364	3,509,619	1,215,476
Depreciation, amortization and
impairment expenses	4,564,655	2,480,131	3,398,843	1,742,889
Share on profit (loss) of investments in equity
accounted investees	74,546	51,103	(28,645)	(10,906)
Consolidated EBITDA	9,332,104	5,030,117	6,772,374	3,465,901
4	RELATED PARTIES

Transactions with related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 June 2022 and 2021.

The Company provides additional benefits in addition to the remuneration of its key management personnel and contributes to pension plans. The company is obliged to contribute to pension plans a certain percentage of personnel.

The benefits paid and provided to key management personnel during the six month interim periods ended 30 June 2022 and 2021 are as follows:

	Six months ended 30 June 2022	Three months ended 30 June 2022	Six months ended 30 June 2021	Three months ended 30 June 2021

Short-term benefits	72,672	41,549	44,347	24,448
Long-term benefits	612	348	447	250
Termination benefits	279	27	86	21
Shared based payments	—	—	1,949	974
	73,563	41,924	46,829	25,693
16

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4	RELATED PARTIES (continued)

Transactions with other related parties

Material transactions with related parties during the six month interim periods ended 30 June 2022 and 2021 are as follows:

Revenues:	Six months ended 30 June 2022	Three months ended 30 June 2022	Six months ended 30 June 2021	Three months ended 30 June 2022

Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”)	203,735	203,735	—	—
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	70,737	21,529	97,839	68,196
Türk Hava Yolları A.Ş. (“THY”)	57,159	30,003	30,674	16,550
TOGG	42,760	30,796	—	—
Ziraat Bankası A.Ş. (“Ziraat Bankası”)	27,601	12,717	24,483	11,801
Güneş Express Havacılık A.Ş. (“Sun Express”)	18,729	11,299	6,649	3,855
Türk Telekomünikasyon A.Ş (“Türk Telekom”)	16,076	16,076	—	—
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. (“Türksat”)	18,888	10,366	16,184	8,058
Türkiye Vakıflar Bankası TAO (“Vakıfbank”)	8,597	4,246	7,781	3,830
Türkiye Halk Bankası AŞ (“Halkbank”)	5,159	2,735	3,647	1,895
Türkiye Hayat ve Emeklilik A.Ş.	5,009	2,800	—	—
BIST	2,907	616	5,073	1,969
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)	2,932	2,429	1,548	585
Sofra	740	293	548	312
Kredi Kayıt Bürosu A.Ş. (“KKB”)	710	312	1,354	670
Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)	440	264	1,761	109
PTO	91	65	332	165
Other	11,320	8,534	15,287	8,491
	493,590	358,815	213,160	126,486

Expenses:	Six months ended 30 June 2022	Three months ended 30 June 2022	Six months ended 30 June 2021	Three months ended 30 June 2022

EPİAŞ	702,420	418,081	186,715	80,543
Türk Telekom	257,412	257,412	—	—
TT Mobil	190.493	190.493	—	—
Türksat	33,869	18,280	27,721	14,012
Sofra	16,674	7,847	14,629	7,186
Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”)	16,902	8,593	8,559	4,905
PTO	9,488	4,797	5,920	3,093
Other	26,600	18,690	22,593	10,541
	1,253,857	924,192	266,137	120,280

TVF becomes the largest shareholder of Türk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Türk Telekom has been reported as related party as of 31 March 2022. Transactions between the Group and Türk Telekom are related with telecommunication services.

17

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4	RELATED PARTIES (continued)

Financial instruments

Financial instruments with related parties as of 30 June 2022 and 2021 are as follows:

	30 June 2022	31 December 2021
Banks - Time deposits	7,683,288	7,720,468
Banks - Demand deposits	155,209	154,291
Currency protected time deposit (*)	1,157,761	—
Bank borrowings	(2,502,554)	(762,613)
Debt securities issued	(201,724)	(101,938)
Lease liabilities	(276,650)	(97,336)
Provisions	(4,109)	(5,001)
	6,011,221	6,907,871

(*) The Group has converted its curency deposit account in Vakıfbank amounting to USD 5,000 and EUR 50,000 into currency protected TL time deposit accounts.

As of 30 June 2022, the amount of letters of guarantee given to the related parties is TL 119,501 (31 December 2021: TL 97,135).

Details of the time deposits at related parties as of 30 June 2022 and 31 December 2021 are as follows:

	30 June 2022	31 December 2021
Ziraat Bankası	2,517,411	2,681,804
Halkbank	1,727,066	2,432,802
Vakıfbank	2,723,762	2,205,630
Ziraat Katılım Bankası A,Ş,	715,049	400,168
Other	—	64
	7,683,288	7,720,468

Details of time deposits as of 30 June 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 June 2022
217,425	USD	3.7%	July - August 2022	3,630,680
115,805	EUR	2.0%	July - August 2022	2,031,113
2,020,704	TL	17.3%	July 2022	2,021,495

				7,683,288

Details of the bank borrowings at related parties as of 30 June 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 June 2022
1,905,500	TL	15.6% - 20.8%	July 2022 - May 2023	1,953,199
399,394	TL	14.8% - 19.2%	September 2022 - May 2023	405,877
57,994	RMB	4.9%	August 2022	143,478

				2,502,554
18

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4	RELATED PARTIES (continued)

Financial instruments (continued)

Details of the debt securities at related parties as of 30 June 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 June 2022
200,000	TL	23.0%	September 2022	201,724

				201,724

Details of the lease liabilities at related parties as of 30 June 2022 are as follows:

Currency	Effective Interest Rate	Payment Period	30 June 2022
EUR	0.2% - 3.7%	2022 - 2024	65,054
TL	11.7% - 34.0%	2023 - 2036	211,596
			276,650

Interest income from related parties	Six months ended 30 June 2022	Three months ended 30 June 2022	Six months ended 30 June 2021	Three months ended 30 June 2022

Vakıfbank	214,299	164,382	70,099	36,592
Ziraat Bankası	33,365	23,496	72,645	36,469
Halkbank	28,617	18,913	130,265	70,798
Other	4,659	8	2,215	524
	280,940	206,799	275,224	144,383

Interest expense to related parties	Six months ended 30 June 2022	Three months ended 30 June 2022	Six months ended 30 June 2021	Three months ended 30 June 2022

Vakıfbank	59,274	41,489	—	—
Ziraat Bankası	17,818	15,504	2,807	52
Halk Varlık Kiralama AŞ	11,541	3,022	2,560	—
Other	65	29	208	115
	88,698	60,044	5,575	167

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPİAŞ are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAŞ are related to infrastructure services; transactions between the Group and Halkbank, Halk Varlık Kiralama A.Ş., Ziraat Bankası, Ziraat Yatırım and Vakıfbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Türksat are related to telecommunication services and transactions between the Group and Borsa İstanbul (BIST) are related to stock market services. Receivables from related parties are not collateralized.

19

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5	PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the period ended 30 June 2022, are as follows:

Cost	1 January 2022	Addition	Disposals	Transfer	Impairment expenses	Transfer to investment property	Effects of movements in exchange rates	30 June 2022
Network infrastructure (All operational)	34,307,250	829,616	(145,140)	1,109,286	—	—	1,988,710	38,089,722
Land and buildings	1,720,401	23,347	—	253	—	(50,971)	13,439	1,706,469
Equipment, fixtures and fittings	1,102,084	97,286	(20,915)	11,859	—	—	31,049	1,221,363
Motor vehicles	51,138	—	(174)	—	—	—	3,455	54,419
Leasehold improvements	329,758	4,391	(4)	314	—	—	3,186	337,645
Electricity production power plant	103,750	—	—	—	—	—	—	103,750
Construction in progress	810,568	1,790,012	(329)	(1,125,940)	(1,103)	—	85,247	1,558,455
	38,424,949	2,744,652	(166,562)	(4,228)	(1,103)	(50,971)	2,125,086	43,071,823

Accumulated depreciation and impairment
Network infrastructure (All operational)	18,796,491	1,640,953	(120,128)	—	176,460	—	1,486,827	21,980,603
Land and buildings	443,425	42,468	—	—	—	(40,990)	8,296	453,199
Equipment, fixtures and fittings	821,201	37,506	(17,255)	—	300	—	26,659	868,411
Motor vehicles	47,105	1,498	(174)	—	—	—	3,425	51,854
Leasehold improvements	312,026	4,248	(2)	—	—	—	2,608	318,880
Electricity production power plant	1,922	2,377	—	—	—	—	—	4,299
	20,422,170	1,729,050	(137,559)	—	176,760	(40,990)	1,527,815	23,677,246

Property, plant and equipment, net	18,002,779	1,015,602	(29,003)	(4,228)	(177,863)	(9,981)	597,271	19,394,577

Depreciation expenses for the six month interim period ended 30 June 2022 amounting to TL 1,906,913 including impairment losses are recognized in cost of revenue.

20

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6	INTANGIBLE ASSETS

The movements of intangible assets for the period ended 30 June 2022, are as follows:

Cost	1 January 2022	Additions	Disposals	Transfer	Impairment expenses	Effects of movements in exchange rates	30 June 2022
GSM and other telecominication licences	10,742,945	157	(1,894)	—	—	557,753	11,298,961
Computer software	14,437,848	1,248,981	(52,525)	75,583	—	252,219	15,962,106
Transmission line software	89,263	345	—	—	—	—	89,608
Indefeasible right of usage	166,122	1,752	—	—	—	—	167,874
Brand name	12,211	155	—	38	—	852	13,256
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	48,421	—	—	—	—	—	48,421
Subscriber acquisition cost	6,645,600	1,033,051	—	—	—	72,184	7,750,835
Electricity production license	182,881	—	—	—	—	—	182,881
Other	256,282	16,715	(443)	2	—	3,567	276,123
Construction in progress	15,743	76,773	(226)	(71,395)	—	5,784	26,679
	32,612,828	2,377,929	(55,088)	4,228	—	892.359	35,832,256

Accumulated amortization
GSM and other telecominication licences	5,452,949	378,933	(1,894)	—	306	229,789	6,060,083
Computer software	9,008,362	782,633	(52,451)	—	3,077	178,582	9,920,203
Transmission line software	79,919	2,325	—	—	(10,076)	—	72,168
Indefeasible right of usage	68,506	5,896	—	—	—	—	74,402
Brand name	7,345	38	—	—	—	55	7,438
Customer base	13,522	218	—	—	—	—	13,740
Subscriber acquisition cost	3,165,629	627,847	—	—	—	45,434	3,838,910
Electricity production license	3,382	—	—	—	—	—	3,382
Other	151,435	45,671	(443)	—	331	602	197,596
	17,951,049	1,843,561	(54,788)	—	(6,362)	454,462	20,187,922

Intangible assets, net	14,661,779	534,368	(300)	4,228	6,362	437,897	15,644,334

Amortization expense on intangible assets for the six month interim period ended 30 June 2022 amounting to TL 1,837,199 are recognized in cost of revenue.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software for the six month interim period ended 30 June 2022 amounting to TL 227,727.

21

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7	RIGHT OF USE ASSETS

Closing balances of right of use assets and depreciation and amortization expenses for as of 30 June 2022 is stated as below:

	Site rent	Building	Network Equipment	Vehicles	Right of Way	Licenses	Other	Total

Balances at 1 January 2022	1,521,783	283,175	262,267	135,530	45,307	631,630	103,956	2,983,648
Depreciation and amortization charge for the period	(464,474)	(39,393)	(162,102)	(27,165)	(13,944)	(55,881)	(56,365)	(819,324)
Balances at 30 June 2022	1,587,103	295,109	265,014	112,018	57,194	759,535	134,931	3,210,904

As at 30 June 2022, right of use assets are amounting to TL 907,216 are capitalized by the Company. Interest expenses on lease liabilities for the six and three months ended 30 June 2022 are respectively TL 246,922 and TL 127,794; impairment losses are TL 819,324 and TL 441,896.

22

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company at 30 June 2022.

Disputes on Special Communication Tax and Value Added Tax

Disputes on SCT for the year 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time.

As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus, the case was finalized in favor of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and TRY 47,534 overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State. On the other hand, upon the favorable decision taken in this case, a lawsuit was filed for the cancellation of the tacit rejection of the restructure request of the SCT assessment with tax penalty for the period 2011 within the scope of Law No. 6736 and request of collection of TRY 47,405 principal receivable and TRY 36,000 damage accrued with a deferment interest until the collection date. The Court partially accepted the case; and decided to cancel the tacit rejection act for the TRY 47,269 part, and to return this amount to the Company together with the interest to be calculated at the deferred interest rate determined in accordance with the Law No. 6183 as of the collection date.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company. In 2021, The Court decided there is no need to make ruling regarding the essence of the cases, due to the fact that the amount of the SCT assessment for the year 2011, which are the subject of the lawsuit, was structured within the scope of the Law No. 6736.

23

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to

TRY 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The appeal process is pending.

TRY 47,533 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned in the case of cancellation of the application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TRY 44,162 part of the administrative fine was paid in April 2022 upon the request of the administration.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TRY 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TRY 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on

12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. The expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time.

In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. The expert report within this scope has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. During the hearing of the case dated June 22, 2022, the court partially accepted the case and and ruled reimbursement of TRY 215,555 (three times of the actual damage of TRY 71,851 loss pursuant to the Act on Protection of Competition, including TRY 40,600 previous year loss, TRY 14,335 fixed asset loss, TRY 14,163 leasing, exchange difference and financing loss, and TRY 2,751 profit loss) together with the discount interest applicable from the date of the case to Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş, June 2012, and partially rejected the case for the remaining part.

24

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Disputes regarding the Law on the Protection of Competition (continued)

The reasoned decision has not yet been notified to the Company and legal remedies have not been come to an end regarding this decision. Upon notification of the reasoned decision, the Company shall apply all legal remedies with respect to the decision of the court of first instance which encompasses clear contradictions to law. The other cases are pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TRY 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TRY 61,294 with its decision.

The aforementioned fine that amount of TRY 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TRY 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The Company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TRY 18,031 to Turkcell. The administrative fine notified to Turkcell on

29 January 2021 and was paid on 26 February 2021 as TRY 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The Court rejected the 8 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TRY 31,139 to Turkcell. The administrative fine notified to Turkcell on

29 January 2021 and was paid on 26 February 2021 as TRY 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The Court rejected the 4 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

25

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TRY 3,622 to Turkcell. The administrative fine notified to Turkcell on 20 January 2022 and was paid on 17 March 2022 as TRY 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to Turkcell. The administrative fine notified to Turkcell on 20 January 2022 and was paid on 17 March 2022 as TRY 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the Company’s stay of execution request. The Company objected to the decision.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TRY 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

26

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Other ongoing lawsuits and tax investigation (continued)

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TRY 9,441 provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2022 (31 December 2021: TRY 53,603).

27

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9	COMMITMENTS
(a)	Bank loans and guarantees given :

Collaterals, pledges and mortgages (“CPM”) given by the Company as of 30 June 2022 and 31 December 2021 are as follows:

	30 June 2022					31 December 2021
	TL Equivalents	TL	USD	EUR	UAH	TL Equivalents	TL	USD	EUR	UAH

A, CPM’s given in the behalf of own Company	3,608,980	1,134,231	16,942	125,114	146	3,021,743	912,672	17,022	124,751	213
Collateral	3,608,980	1,134,231	16,942	125,114	146	3,021,743	912,672	17,022	124,751	213
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
B, CPM’s given on behalf of the fully consolidated subsidiaries	3,507,035	-	53,532	36,024	3,481,128	2,946,257	-	48,109	40,020	3,481,643
Collateral	3,507,035	-	53,532	36,024	3,481,128	2,946,257	-	48,109	40,020	3,481,643
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
C, CPM’s given on behalf of third parties or ordinary course of business	1,191,250	1,191,250	-	-	-	968,046	968,046	-	-	-
Collateral	1,191,250	1,191,250	-	-	-	968,046	968,046	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
D, Total amount of other CPM’s given	-	-	-	-	-	-	-	-	-	-
i, Total amount of CPM’s given on behalf of the parent	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
ii, Total amount of CPM’s given on behalf of the Group companies which are not in scope of B and C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
iii, Total amount of CPM’s given on behalf of third parties which are not in scope of C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
Total CPM	8,307,265	2,325,481	70,474	161,138	3,481,274	6,936,046	1,880,718	65,131	164,771	3,481,856

28

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9          COMMITMENTS (continued)

(b)	Purchase obligations

At 30 June 2022, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 2,029,116 (31 December 2021: TL 1,311,359). Payments for these commitments will be made within 4 years.

10	OTHER OPERATING INCOME / EXPENSES

Other operating income at the end of the period 30 June 2022 and 2021 as follows:

	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021
Foreign exchange gain, net	2,967,007	1,619,519	1,585,172	1,163,193
Interest income from time deposits with maturity of less than 3 months	394,713	238,596	471,028	215,093
Interest income from overdue payments	103,910	50,900	92,398	48,300
Discount income	—	—	—	(7,045)
Other	82,099	24,695	48,016	22,297
	3,547,729	1,933,710	2,196,614	1,441,838

Other operating expense at the end of the period 30 June 2022 and 2021 as follows:

	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021
Donation expenses	(50,124)	(16,710)	(39,057)	(16,682)
Discount expenses	(49,487)	5,488	(4,257)	(4,257)
Revaluation tax expense (*)	(34,060)	(34,060)	(51,526)	(51,526)
Litigation provision and penalty expenses	(22,560)	(13,231)	(271,705)	(252,183)
Restructuring cost	(3,606)	(1,656)	(2,156)	(199)
Supplementary contributions to retailers	(1,649)	—	(4,492)	(4,492)
Other	(29,010)	(10,444)	(9,702)	2,497
	(190,496)	(70,613)	(382,895)	(326,842)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets which are registered in assets as of 1 January 2022 with the Law No. 7338 published in the official gazette on 26 October 2021.

29

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11	INCOME / EXPENSES FROM INVESTING ACTIVITIES

Income from investing activities at the end of the period 30 June 2022 and 2021 as follows:

	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021
Fair value difference of financial investments	617,774	469,205	—	—
Foreign exchange gain, net	224,403	149,297	—	—
Discount income /(expense) on consideration
in relation to acquisition BeST	175,977	137,789	3,097	(25,288)
Gain on sales of Fixed Asset, net	39,153	18,781	22,810	6,538
Interest income on financial investments	34,322	19,073	8,453	4,020
Other	4,595	2,896	3,167	1,558
	1,096,224	797,041	37,527	(13,172)

Expense from investing activities at the end of the period 30 June 2022 and 2021 as follows:

	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021
Foreign exchange loss, net	—	—	(70,251)	(22,656)
	—	—	(70,251)	(22,656)

30

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12	FINANCIAL INCOME / EXPENSES

Financial income at the end of the period 30 June 2022 and 2021 as follows:

	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021
Net fair value gains / (losses) and interest on derivative instruments	672,027	672,027	(192,200)	(1,055,945)
Cash flow hedges - reclassified to profit or loss	32,365	32,365	772,999	295,215
Other Interest income	144,544	72,283	71,004	39,415
	848,936	776,675	651,803	(721,315)

Financial expense at the end of the period 30 June 2022 and 2021 as follows:

	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021
Foreign exchange losses, net (*)	(5,920,187)	(3,420,062)	(2,890,622)	(898,180)
Net interest expenses for financial assets and liabilities measured at amortized cost	(1,226,084)	(674,468)	(565,733)	(287,940)
Net fair value losses and interest on derivative financial instruments	—	11.955	—	—
Other	(117,790)	(70,789)	(53,264)	(29,356)
	(7,264,061)	(4,153,364)	(3,509,619)	(1,215,476)

(*) Net foreign exchange losses within financial expenses mainly consist of foreign exchange loss from bank borrowings and issued debt instruments at 30 June 2022.

13	INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

Joint Ventures and Associates

The net asset amounts of the investments valued by equity method in the statement of financial position are as follows:

a) Joint Ventures

	30 June 2022	31 December 2021
Sofra	9,830	13,202

b)  Associates

	30 June 2022	31 December 2021
TOGG	983,483	665,382

The movements of investment method during the period are as follows:

	30 June 2022	30 June 2021
Opening balance	678,584	103,926
Shares of profit /(loss) from investments valued by equity method	(74,546)	28,645
Contribution to share capital	389,275	105,758
Closing balance	993,313	238,329

31

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14	TAXATION ON INCOME

Effective tax rates for the six and three months ended 30 June 2022 and 2021 are 3%, (4%) and 5%, (27%), respectively. On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards.

With Article of the Law No. 7338 published in the Official Gazette on 26 October 2021, the opportunity to revalue the properties and depreciable economic assets on 1 January 2022 of the law was introduced.With Article 52 these assets will be valued with the PPI rate and tax, calculated 2% of valuation difference, paid in 3 installments (at two-month intervals) at the rate of 2% (Note 11). With Article 31 these assets will be valued with the revaluation rate and tax will not be paid on the increase of the value.

For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the law amendment, deferred tax asset has been recognised in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recorded in the consolidated statement of profit or loss.This has a reducing effect of 17 percentage point, non deductible expenses have an increasing effect of 11 percentage point while exemptions have a reducing effect of 12 percentage point on the effective tax rate for the six month interim period ended 30 June 2022.

32

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15	REVENUE

Revenue at period ended for 30 June 2022 and 2021 is as follows:

	6 Month period ended 30 June 2022
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Telecommunication services	16,153,574	11,776,592	2,749,560	1,413,338	—	—	—	—	(45,960)	(27,073)	18,857,174	13,162,857
Equipment related revenue	1,043,877	622,574	55,810	67,681	—	—	1,678,831	1,462,481	(17,023)	(19,837)	2,761,495	2,132,899
Revenue from financial services	—	—	—	—	766,810	464,386	—	—	(53,988)	(24,394)	712,822	439,992
Call center revenue	40,934	22,591	21,422	22,259	—	—	363,262	254,781	(48,066)	(32,160)	377,552	267,471
Other sales revenue	88,222	62,144	79,564	45,078	—	—	1,148,805	586,422	(853,562)	(322,069)	463,029	371,575
Total	17,326,607	12,483,901	2,906,356	1,548,356	766,810	464,386	3,190,898	2,303,684	(1,018,599)	(425,533)	23,172,072	16,374,794

	3 Month period ended 30 June 2022
	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Telecommunication services	8,651,764	6,086,127	1,403,929	770,570	—	—	—	—	(21,673)	(13,976)	10,034,020	6,842,721
Equipment related revenue	651,830	375,780	27,054	34,844	—	—	986,829	728,384	(15,814)	(5,281)	1,649,899	1,133,727
Revenue from financial services	—	—	—	—	413,960	241,817	—	—	(30,715)	(14,820)	383,245	226,997
Call center revenue	22,443	12,358	8,781	11,756	—	—	161,749	131,363	(25,448)	(17,350)	167,525	138,127
Other sales revenue	50,883	31,000	39,970	22,989	—	—	642,754	318,687	(491,240)	(165,966)	242,367	206,710
Total	9,376,920	6,505,265	1,479,734	840,159	413,960	241,817	1,791,332	1,178,434	(584,890)	(217,393)	12,477,056	8,548,282

33

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15	REVENUE (continued)

	30 June 2022
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment Eliminations	Consolidated
Telecommunication services	16,153,574	2,749,560	—	—	(45,960)	18,857,174
-At a point in time	141,612	19,359	—	—	—	160,971
-Over time	16,011,962	2,730,201	—	—	(45,960)	18,696,203
Equipment related revenue	1,043,877	55,810	—	1,678,831	(17,023)	2,761,495
- At a point in time	952,049	55,810	—	1,678,831	(17,023)	2,669,667
- Over time	91,828	—	—	—	—	91,828
Revenue from financial services	—	—	766,810	—	(53,988)	712,822
- At a point in time	—	—	354,595	—	(53,988)	300,607
- Over time	—	—	412,215	—	—	412,215
Call center revenue	40,934	21,422	—	363,262	(48,066)	377,552
- At a point in time	—	—	—	—	—	—
- Over time	40,934	21,422	—	363,262	(48,066)	377,552
Other sales revenue	88,222	79,564	—	1,148,805	(853,562)	463,029
- At a point in time	2,238	4,015	—	24,997	(2,237)	29,013
- Over time	85,984	75,549	—	1,123,808	(851,325)	434,016
Total	17,326,607	2,906,356	766,810	3,190,898	(1,018,599)	23,172,072
- At a point in time	1,095,899	79,184	354,595	1,703,828	(73,248)	3,160,258
- Over time	16,230,708	2,827,172	412,215	1,487,070	(945,351)	20,011,814

	30 June 2021
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment Eliminations	Consolidated
Telecommunication services	11,776,592	1,413,338	—	—	(27,073)	13,162,857
-At a point in time	250,141	9,459	—	—	—	259,600
-Over time	11,526,451	1,403,879	—	—	(27,073)	12,903,257
Equipment related revenue	622,574	67,681	—	1,462,481	(19,837)	2,132,899
- At a point in time	491,527	67,681	—	1,462,481	(19,837)	2,001,852
- Over time	131,047	—	—	—	—	131,047
Revenue from financial services	—	—	464,386	—	(24,394)	439,992
- At a point in time	—	—	181,109	—	(24,394)	156,715
- Over time	—	—	283,277	—	—	283,277
Call center revenue	22,591	22,259	—	254,781	(32,160)	267,471
- At a point in time	—	—	—	—	—	—
- Over time	22,591	22,259	—	254,781	(32,160)	267,471
Other sales revenue	62,144	45,078	—	586,422	(322,069)	371,575
- At a point in time	2,132	676	—	22,372	(1,707)	23,473
- Over time	60,012	44,402	—	564,050	(320,362)	348,102
Total	12,483,901	1,548,356	464,386	2,303,684	(425,533)	16,374,794
- At a point in time	743,800	77,816	181,109	1,484,853	(45,938)	2,441,640
- Over time	11,740,101	1,470,540	283,277	818,831	(379,595)	13,933,154

34

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS

The fair value of derivative instruments at 30 June 2022 and 31 December 2021 are attributable to the following:

	30 June 2022		31 December 2021

	Asset	Liability	Asset	Liability

Held for trading	1,329,836	34,144	1,181,740	—
Derivatives used for hedge accounting	1,157,504	13,185	999,577	60,518
Total	2,487,340	47,329	2,181,317	60,518

At 30 June 2022, the total held for trading derivative financial assets of TL 2,457,877 (31 December 2021: TL 2,131,070) also includes a net accrued interest expense of TL 29,463 (31 December 2021: TL 50,247) and the total held for trading derivative financial liabilities of TL 48,943 (31 December 2021: TL 71,325) also includes a net accrued interest expense of TL 1,614 (31 December 2021: TL 10,807).

35

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16       DERIVATIVE INSTRUMENTS (continued)

Derivatives used for hedge acocunting

The notional amount and the fair value of derivatives used for hedging contracts at 30 June 2022 are as follows:

	30 June 2022
Currency	Notional value in original currency	Fair value	Maturity date	Hedge ratio
Participating cross currency swap contracts
EUR Contracts	266,900	273,724	October 2025	01:01
EUR Contracts	57,038	47,628	April 2026	01:01
USD Contracts	186,124	504,314	April 2026	01:01
Cross currency swap contracts
RMB Contracts	121,641	267,938	April 2026	01:01
Interest rate swap contracts
USD Contracts	135,090	50,715	April 2026	01:01

Derivatives used for hedge accounting		1,144,319

Participating cross currency swap contracts amount of EUR 302,924 (2021: EUR 340,220) includes TL 936,206 (2021: TL 1,170,728) guarantees after the CSA agreement.

36

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16       DERIVATIVE INSTRUMENTS (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 30 June 2022 are as follows:

	30 June 2022
Currency	Notional value in original currency	Fair value	Maturity
Participating cross currency swap contracts
EUR Contracts	60,400	217,386	April 2026
USD Contracts	31,500	60,061	November 2025
Cross currency swap contracts
EUR Contracts	24,000	222,892	December 2022
USD Contracts	27,714	317,272	March 2023-November 2025
RMB Contracts	29,113	60,038	April 2026
Currency forward contracts
USD Contracts	10,000	1,430	December 2022
FX swap contracts
USD Contracts	415,000	416,613	July-December 2022

Derivatives held for trading		1,295,692

37

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16       DERIVATIVE INSTRUMENTS (continued)

Fair value of derivative instruments and risk management

Fair value:

Hierarchy on the presentation of financial assets and liabilities at their fair values

The fair values of financial assets and financial liabilities are determined and Grouped as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for determine fair value of asset or liability.

The table below provides information on fair value measurement of financial assets and liabilities:

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

There were no transfers between fair value hierarchy levels during the year.

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices, If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 34,086 lower as at 30 June 2022 (31 December 2021: TL 253,788).

38

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (continued)

Fair value of derivative instruments and risk management (continued)

As of 30 June 2022, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

The details of the movement between the opening and closing balances of financial investments with level 3 hierarchy are shown in the table below:

Participating cross currency swap contracts

	30 June 2022	31 December 2021
Opening balance	1,049,129	797,060
Cash flow effect	(238,005)	45,951
Total gain/loss
Gains recognized in profit or loss	291,989	206,118
Closing balance	1,103,113	1,049,129
17	BORROWINGS
	30 June 2022	31 December 2021
Bank borrowings	6,618,986	3,767,585
Short-term unsecured bank borrowings	6,618,986	3,767,585

Issued debt instruments	496,741	101,938

Lease liabilities	1,056,031	893,055

Current portion of long term borrowings	4,154,918	3,340,237
Current portion of unsecured long-term bank borrowings	3,894,653	3,098,826
Current portion of secured long-term bank borrowings	260,265	241,411

Current portion of long-term issued debt instruments	897,596	745,598

Long-term bank borrowings	17,731,892	13,356,013
Long-term unsecured bank borrowings	17,668,607	13,084,545
Long-term secured bank borrowings	63,285	271,468

Long-term issued debt instruments	15,137,436	12,560,897

Long-term lease liabilities	2,141,035	2,012,810

	48,234,635	36,778,133

39

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17	BORROWINGS (continued)

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on

18 December 2020. As of 30 June 2022 , the Company has used USD 23,750 and USD 25,180 loan on 1 April 2022 and 3 June 2022, respectively, with a fixed interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020.  As of 30 June 2022, the Company has used EUR 100,000 and EUR 52,876 loan on 26 April 2022 and 24 June 2022, respectively, with interest rate of 6M Euribor+2.29% for the EUR.

Within the scope of buy-back decisions on 27 July 2016, 30 January 2017 and 24 March 2020, the Company purchased their debt securities issued with a total nominal value of USD 37,239 as at 30 June 2022.

On December 20, 2021, board approval has been taken by Turkcell Ödeme on issuance of management agreement-based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 200,000 on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. The first issue of TL 100,000 under the subject issue was made on April 20, 2022 with the maturity of 3 August 2022. On January 19, 2022, to be able to renew existing CMB approval, the new application of a new issue for lease certificates up to TL 200,000 was made to the CMB, and the approval was obtained on February 11, 2022. In subsequent period, on 3 August 2022, the Company has issued management agreement based lease certificates through Halk Varlik Kiralama A.S. amounting TL 100,000 with the maturity of 26 October 2022.

On July 6, 2021, CMB approval has been taken by Superonline for issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 600,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year. On March 23, 2022, the Company has issued management agreement based lease certificates amounting TL 200,000 with the maturity of June 16, 2022. On June 16, 2022, another issuance has been made by the Company amounting TL 200,000 with the maturity of September 13, 2022. On June 24, 2022, board approval has been taken with the same conditions at an amount of up to TL 1,000,000. The new application was made to the CMB on July 5, 2022 accordingly.

40

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

17	BORROWINGS (continued)

Terms and conditions of outstanding loans are as at 30 June 2022 and 31 December 2021 follows:

			30 June 2022			31 December 2021
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount (TL)	Payment period	Nominal interest rate	Carrying amount (TL)
Unsecured bank borrowings	EUR	Floating	2022-2028	Euribor+1.9%-Euribor+2.3%	9,855,009	2022-2028	Euribor+1.9%-Euribor+2.3%	9,188,487
Unsecured bank borrowings	USD	Floating	2022-2028	Libor+2.1%-Libor 2.2%	4,206,176	2022-2028	Libor+2.1%-Libor+2.2%	3,639,052
Unsecured bank borrowings	TL	Fixed	2022-2023	11.0%-29.8%	5,758,340	2022	14.8%-29.0%	3,044,848
Unsecured bank borrowings	EUR	Fixed	2022-2031	1.7%-2.3%	3,107,390	2022	1.7%	362,593
Unsecured bank borrowings	USD	Fixed	2022-2032	1.6%-3.8%	2,174,488	2022-2030	3.8%	1,072,858
Unsecured bank borrowings	UAH	Fixed	2022-2024	8.6%-20.5%	1,998,312	2022-2024	8%-10.9%	1,712,723
Unsecured bank borrowings	RMB	Fixed	2022-2028	4.9%-5.5%	1,082,531	2022-2028	4.9%-5.2%	930,395
Secured bank borrowings	USD	Floating	2022-2026	Libor+1.6% & Libor+3.0%	323,550	2022-2026	Libor+1.6% & Libor+1.9%	360,212
Secured bank borrowings	USD	Fixed	2022-2026	2.6%	-	2022-2026	2.6%	152,667
Issued debt instruments	USD	Fixed	2022-2028	5.8%	16,035,032	2022-2028	5.8%	13,306,495
Issued debt instruments	TL	Fixed	2022	17.3%-23.0%	496,741	2022	16.3%	101,938
Lease liabilities	UAH	Fixed	2022-2069	7.6%-47.7%	1,295,677	2022-2069	7.6%-25.7%	1,074,000
Lease liabilities	TL	Fixed	2022-2048	9.8%-45.0%	1,279,710	2022-2048	9.8%-45.0%	1,262,449
Lease liabilities	EUR	Fixed	2022-2034	1.0%-8.0%	324,549	2022-2034	1.0%-10.0%	303,265
Lease liabilities	BYN	Fixed	2022-2028	11.5%-20.0%	201,307	2022-2028	11.5%-15.8%	185,618
Lease liabilities	USD	Fixed	2022-2028	3.9%-10.9%	95,823	2022-2028	3.9%-10.9%	80,533
					48,234,635			36,778,133

41

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Foreign curreny risk

Foreign currency risk is the risk arising from the change in the value of any financial instrument depending on the change in the exchange rate. The main foreign currencies are USD, EUR and RMB that consist of the main risk for the Company. As of 30 June 2022, the Group’s exposure to foreign exchange risk, based on notional amounts, is presented at below table.

	30 June 2022
	TL Equivalent	USD	EUR	RMB
1. Trade receivables	703,003	16,967	23,980	—
2a. Monetary financial assets (Cash and banks accounts included)	18,725,058	757,786	340,866	48,842
2b. Non-monetary financial assets	—	—	—	—
3. Other	399,469	15,928	6,367	9,055
4. Current assets (1+2+3)	19,827,530	790,681	371,213	57,897
5. Trade receivables	—	—	—	—
6a. Monetary financial assets	—	—	—	—
6b. Non-monetary financial assets	—	—	—	—
7. Other	2,210	121	11	—
8. Non-current assets (5+6+7)	2,210	121	11	—
9. Total assets (4+8)	19,829,740	790,802	371,224	57,897
10. Trade payables	1,635,894	63,108	11,750	152,814
11. Financial liabilities	6,139,079	155,178	187,269	109,568
12a. Monetary other liabilities	92,473	873	4,447	—
12b. Non-monetary other liabilities	—	—	—	—
13. Short-term liabilities (10+11+12)	7,867,446	219,159	203,466	262,382
14. Trade payables	—	—	—	—
15. Financial liabilities	32,001,570	1,214,735	624,451	327,995
16a. Monetary other liabilities	749,238	44,948	—	—
16b. Non-monetary other liabilities	—	—	—	—
17. Long-term liabilities (14+15+16)	32,750,808	1,259,683	624,451	327,995
18. Total liabilities (13+17)	40,618,254	1,478,842	827,917	590,377
19. Net asset/(liability) position of off balance sheet derivative (19a-19b)	12,178,840	683,025	24,000	150,754
19a. Derivative assets	12,178,840	683,025	24,000	150,754
19b. Derivative liabilities	—	—	—	—
20. Loans defined as hedging instruments (*)	5,065,008	15,384	274,429	—
21. Net foreign currency asset/(liability) position (9-18+19+20)	(3,544,666)	10,369	(158,264)	(381,726)
22. Net asset/(liability) position of foreign currency monetary items	(3,544,666)	10,369	(158,264)	(381,726)

(*)The Company Turkcell, utilized a loan amounting to EUR 260,758 in order to hedge its net investment in a foreign operation with a EUR functional currency. Foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan is reclassified to reserve for hedge of net investment in a foreign operation under equity.

42

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

Sensitivity Analysis

10% strengthening/weakening of TL, UAH, BYN and EUR against the following currencies at 30 June 2022 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
30 June 2022
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	15,879	(15,879)	-	-
2- Hedged portion of USD risk (-)	-	-	(24,011)	24,011
3- USD net effect (1+2)	15,879	(15,879)	(24,011)	24,011

4- EUR net asset/liability	(277,312)	277,312	-	-
5- Hedged portion of EUR risk (-)	-	-	(24,516)	24,516
6- EUR net effect (4+5)	(277,312)	277,312	(24,516)	24,516

7- Other foreign currency net asset/liability (RMB)	(94,439)	94,439	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,602	(1,602)
9- Other foreign currency net effect (7+8)	(94,439)	94,439	1,602	(1,602)
TOTAL (3+6+9)	(355,872)	355,872	(46,925)	46,925

Impairment losses

Movements in the non-related party short term and long term allowance for doubtful receivables, are as follows at 30 June 2022 and 2021:

	Trade receivables	Other assets	30 June 2022
Opening balance	624,263	13,387	637,650
Provision for impairment recognized during the period	246,570	(707)	245,863
Exchange differences	27,940	220	28,160
Receivables written off	(145,779)	-	(145,779)
Amounts collected	(109,985)	(3)	(109,988)
Closing balance	643,009	12,897	655,906

	Trade receivables	Other assets	30 June 2021
Opening balance	618,708	8,672	627,380
Provision for impairment recognized during the period	190,920	4,139	195,059
Exchange differences	12,517	149	12,666
Receivables written off	(115,507)	-	(115,507)
Amounts collected	(99,129)	-	(99,129)
Closing balance	607,509	12,960	620,469
43

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

Impairment losses (continued)

Movement of allowance for doubtful receivables from finance sector operations are as follows at 30 June 2022 and 2021:

	30 June 2022	30 June 2021
Opening balance	92,094	154,548
Provision for impairment recognized during the period	40,227	34,300
Amounts collected	(26,869)	(30,968)
Unused amount reserved (*)	(10,253)	(45,458)
Closing balance	95,199	112,422

(*)Turkcell Finansman signed a transfer of claim agreement with a debt management Company to transfer some of its doubtful receivables stemming from the years 2016 and 2020, Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for,

Movement of allowance for doubtful contract assets from goods and service contracts are follows at the end of the period 30 June 2022 and 2021:

	30 June 2022	30 June 2021
Opening balance	6,241	5,243
Provision for impairment recognized during the period	1,415	1,100
Closing balance	7,656	6,343

Fair values:

Hierarchy of financial assets and liabilities that represents with fair value:

Methods and assumptions used in fair value measurement of derivative instruments are explained in Note 16.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

Changes in the consideration payable in relation to acquisition of BeST:

	Fair value at			Inputs
	30 June 2022	31 December 2021	Unobservable Inputs	2022	2021	Relationship of unobservable inputs to fair value

Contingent consideration	749,243	758,261	Risk-adjusted discount rate	11.0%-12.2%	6.8%-8.0%	A change in the discount rate by 100 bps would increase/decrease FV by TL (44,953) and TL 48,427, respectively.
			Expected settlement date	in instalments between 2026-2031	in instalments between 2026-2031	If expected settlement date changes by 1 year FV would increase/decrease by TL (78,908) and TL 88,145, respectively.
44

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

Fair values (continued):

Changes in the consideration payable in relation to acquisition of BeST (continued):

	30 June 2022	30 June 2021
Opening balance	758,261	475,879
Gains recognized in profit or loss:
Profit /loss	(9,018)	85,086
Closing balance	749,243	560,965

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 18.

Financial liabilities:

As at 30 June 2022 and 31 December 2021; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. Material differences are identified only for the following borrowings:

	30 June 2022		31 December 2021
	Carrying amount	Carrying amount	Carrying amount	Carrying amount
Bank borrowings	21,886,810	20,572,600	16,696,250	16,622,479
Issued debt instruments	16,035,032	13,671,955	13,306,495	13,233,743

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

45

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19	FINANCIAL INVESTMENT

Financial assets measured at fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income in listed securities:

Short term financial investment	30 June 2022	31 December 2021
Debt securities issued (*)	1,256	51,166
Currency protected time deposit (**)	2,501,608	—
	2,502,864	51,166

Long term financial investment	30 June 2022	31 December 2021
Investment funds (***)	167,403	—
Debt securities issued (*)	2,028,150	1,376,645
	2,195,553	1,376,645

(*) Debt securities issued are classified as financial assets at fair value through other comprensive income.

(**) Currency protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 50,000 and EUR 73.300 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds includes Turkcell GSYF, established by Re-Pie Portföy Yönetimi A.Ş., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

	Fair value

	30 June 2022	31 December 2021	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	2,029,406	1,427,811	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	2,501,608	-	Level 2	Forward exchange rates at the balance sheet date
Total	4,531,014	1,427,811

46

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19	FINANCIAL INVESTMENT (continued)

As of 30 June 2022, the nominal and fair value amounts of financial assets are as follows:

Currency	Nominal amount	Fair value	Maturity
EUR	24,528	391,716	16 February 2026
EUR	15,189	230,335	8 July 2027
EUR	3,718	60,855	31 March 2023
USD	25,000	344,726	22 June 2026
USD	21,000	339,359	14 July 2023
USD	19,824	285,666	14 October 2025
USD	18,470	252,744	25 March 2027
USD	4,576	75,674	14 November 2024
USD	2,168	31,210	26 January 2026
USD	996	15,864	10 August 2024
TL	234	1,257	27 July 2022
Total financial invesments		2,029,406

During the year, the following losses were recognized in other comprehensive income.

	6 months period ended at 30 June 2022	3 months period ended at 30 June 2022	6 months period ended at 30 June 2021	3 months period ended at 30 June 2021
Gains / (Losses) recognized in other comprehensive income
Gain/ (loss) related to Financial investment	(212,873)	(225,373)	270	2,433
Gain/ (loss) related to Financial investment, tax effect	42,575	45,075	(53)	(529)
	(170,298)	(180,298)	217	1,904

47

Turkcell İletişim Hizmetleri A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE SIX MONTH INTERIM PERIOD ENDED 30 JUNE 2022

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20	CASH AND CASH EQUIVALENT

As of 30 June 2022 and 31 December 2021 the details of Cash and cash equivalents are as follows:

	30 June 2022	31 December 2021
Cash in hand	222	184
Banks
- Demand Deposits	2,537,527	3,045,179
- Time deposits	19,446,321	15,595,648
Impairment loss provision	(11,757)	(12,346)
Cash and cash equivalents	21,972,313	18,628,665

As at 30 June 2022, the average effective interest rates of TL, USD, EUR and RMB time deposits are 18.9%, 3.9%, 2.3% and 0.5% (31 December 2021: 27.7%, 1.3%, 0.5% and 0.3%) respectively. As at 30 June 2022, average maturity of time deposits is 27 days (31 December 2021: 29 days).

As of 30 June 2022, the net amount of cash and cash equivalents is TL 21,934,702 excluding the interest income accrual amounting to TL 37,611.

21	EXPLANATIONS ON SEASONALITY

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant on mobile communication of the Company’s subscribers due to the changing market dynamics such as ICTA’s interventions in tariffs and increasing competition in the telecommunications sector.

22	SUBSEQUENT EVENTS

An application was made to the Banking Regulation and Supervision Agency (BRSA) on June 27, 2022 to get incorporation permit for a digital banking Company, which will provide services in retail and SME segments, with 99,96% share of Turkcell Finansman, 0,01% share of Turktell Bilişim, Turkcell Satış, Turkcell Teknoloji and Superonline of which the Group have 100% direct participation. The Company is planned to be incorporated with an initial paid-in capital of TL 1,000,000. After obtaining the incorporation permit, an operating permit application will be submitted to BRSA with the completion of required infrastructure and organizational preparations. The Company will be operational provided that the respective operating permit is obtained.

48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2022	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2022	By:	/s/Osman Yilmaz
Name: Osman Yilmaz Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 18, 2022	By:	/s/ Taner Kiziltoprak
Name: Taner Kiziltoprak Title: Group Reporting & Subsidiaries Management Director